BEST AVAILABLE COPY



re:defining • GLOBAL DELIVERY


05054442


MAY 9, 2005
1083

CORP

Cognizant Technology Solutions

Annual Report 2004


PROCESSED
MAY 11 2005
THOMSON
FINANCIAL

re:defining GLOBAL DELIVERY

Revenues
(in thousands)


$586,673
$368,231
$229,086
$177,778
$137,031
00 01 02 03 04

Operating Income
(in thousands)


$117,620
$72,312
$45,198
$35,620
$26,128
00 01 02 03 04

Stockholders' Equity
(in thousands)


$453,529
$274,070
$165,481
$98,792
$66,116
00 01 02 03 04

Employees


15,327
9,241
6,168
3,926
3,164
00 01 02 03 04

About Cognizant Technology Solutions

Cognizant Technology Solutions (Nasdaq: CTSH) is a leading provider of information technology design, development, integration and maintenance services. Focused on delivering strategic information technology solutions that address the complex business needs of its clients, Cognizant provides application management, development and systems integration through its on-site/offshore outsourcing model.




SEC MAIL PROCESSING
RECEIVED
MAY 0 9 2005
WASH, D.C.
209
SECTION

The past year was an eventful one for Cognizant, as we capitalized on three major trends:

- We deepened our relationships with key customers by introducing several new service offerings throughout the year to meet the market demand for a far broader range of offshore-driven services.
- We expanded our knowledge, expertise and service offerings in additional industry sectors as companies beyond financial services began to recognize the value of broadly adopting offshore-enabled IT and Business Process Outsourcing.
- We broadened our geographic presence and expanded our international executive management team to cater to the increasing demand from non-US, especially European, customers that are increasingly interested in adopting large-scale offshore outsourcing.

Tapping successfully into these trends, our team – now numbering over 15,000 employees – delivered yet another year of record growth in revenue and profit. We continue to build on the success of our unique model of "on-site/offshore" IT outsourcing. Our model continued to meet the needs of a changing marketplace as we benefited from even stronger adoption by customers, which drove results that were better than ever.

During 2004, we deepened relationships with our ever-growing roster of marquee global clients, expanded our successful vertical approach to encompass additional industries and significantly developed important new practice areas. We also acquired a company, established capabilities in important new geographies, and topped off the year by becoming the first company in our industry to join the prestigious NASDAQ-100 index.

What makes Cognizant distinctive and gives it a competitive edge is the "on-site/offshore" model we pioneered over a decade ago. Over the years, we have continued to refine this model to include strong project management, large-scale program management and architecture and deep industry domain knowledge. Our model of on-site/offshore delivery has put us in a leadership position today where we are unrivaled in what we offer clients: seamless global delivery. Tight coordination between teams around the globe has created the "quintessential hybrid model," and delivered to clients the "best of both worlds," in the words of a leading industry research firm. For that reason, we chose as this year's annual report theme, "Re:defining Global Delivery." The theme reflects our constant focus on maintaining our leadership by providing our customers meaningful added value even in a rapidly evolving marketplace.

Clients Are Looking for a Broader Range of Services

The market for offshore IT and Business Process Outsourcing continues to grow rapidly. During the year, we continued our track record of anticipating and responding to clients seeking additional, value-added services. We have taken a disciplined approach to defining new services, establishing practice groups under focused leadership, and presenting customers with a team and deliverables that clearly meet the needs of the marketplace:

- On the basis of our experience in application development, we established our Advanced Solutions Group, which has expanded our capabilities in large-scale program management, architecture and methodology to execute large-scale, complex projects. As a consequence we are winning more application development work.
- In 2004, we significantly expanded and enhanced our testing services. Driven by a desire to improve efficiencies and reduce costs, clients are increasingly seeking Cognizant's testing services' expertise to plan and execute comprehensive testing solutions. A frequent and significant focus of these engagements is the consolidation of software testing activities across the enterprise, and the establishment of standard, enterprise-wide testing methodologies, processes, tools and templates.
- To address the complex management challenges that our clients currently face with strategic outsourcing, we expanded our Business Technology Consulting practice with high-end consulting service offerings such as portfolio analysis, change management, and IT solutions strategy or "technology road-mapping." With this practice, we add significant value by leveraging a team of professionals who possess deep consulting, analytical expertise and a senior management perspective.

Cognizant at-a-glance



Cognizant established as "in-house" offshore development center for Dun & Bradstreet
Begins operations in Chennai through joint venture
Achieves ISO 9001 certification
Opens first U.S. office
Starts capturing business from 3rd party clients
Pioneers 3rd generation offshore model
Expands operations to second city in India (Calcutta)
Establishes Cognizant Academy
94-97
1998
Opens European headquarters
Named fastest growing software exporter in India
Achieves SEI CMM Level 4 certification
Expands operations to third city in India (Pune)
Completes initial public offering

- We launched our IT infrastructure services practice, which builds upon the Company's expertise in application outsourcing. With this new offering, we are able to offer clients the ability to optimize and continuously monitor the end-to-end performance of their IT portfolio – from the business applications down to the IT infrastructure. Cognizant also provides data center management, IT operations, help desk support and consulting services such as infrastructure assessment, platform migration, consolidation and upgrades – all of which enhance IT performance and ROI.

- We are beginning to leverage our domain and IT expertise across vertical markets to offer Vertical Business Process Outsourcing (V-BPO) solutions to our customers. As a result of our application development and maintenance engagements, we often acquire a detailed and thorough understanding of our customers' business processes. Our V-BPO offering builds upon this understanding to enable customers to outsource entire, higher value business process to Cognizant which we can then improve over time. Our focus on V-BPO, has allowed us to avoid the low margin call center business, which is typically what the term "BPO" has come to mean in the outsourcing of services offshore. Furthermore, through continuous systems and process re-engineering, we offer a greater value proposition to potential V-BPO customers that many pure-play BPO organizations would have difficulties matching.

Through the launch of these services, we are meeting increased customer demand for services beyond application development and management. With the continued introduction of new services, we anticipate a substantial opportunity for Cognizant to capture an even greater percentage of our clients' IT budgets.


Healthcare (20%)
Other (13%)
Retail, Manufacturing and Logistics (18%)
Financial Related (49%)

Vertical Market Focus
Cognizant has seen substantial growth in all key verticals.

The Trend Towards Specialization Plays to Our Strengths

We noticed another trend in 2004 that plays to our strengths. Rather than rely on a single vendor to provide a full range of end-to-end services, customers are increasingly seeking out the foremost specialists to perform particular services.

Customers have found the need to unbundle requirements and are sourcing from different best-of-breed vendors. This trend is also reflected in a recent report by a leading research firm, which highlights that 76 percent of customers today are using multiple service providers.

Cognizant's response to this trend has been two-pronged. Firstly, we have stayed focused on our core areas of strength – application development and management – while expanding into complementary areas. Secondly, we have hired and integrated specialists from around the world into the company. Our specialized recruiting includes program managers, industry specialists, integration managers and high-end solution architects who are familiar with the culture, language and operations of the customer organizations.

Additional Industries Committing More Fully to Outsourcing IT Services Offshore

Cognizant established an early lead as a long-term partner to industry leaders in a wide range of industries, including financial services and healthcare. While those industries continue to increase their reliance on offshore providers of outsourced IT services, other industries are coming onstream vigorously as well. Cognizant is meeting their demands with services that specifically meet their business needs. In a special section of this annual report, we highlight four such emerging industries. The outlook for growth from these new industries or "verticals" is excellent. We are continuing our longstanding commitments to several industries, and have more recently invested to support clients in life sciences, manufacturing and logistics, retail and "new technology" companies.

Becoming Even More Global

In 2004, we grew significantly not only in North America but also in Europe. Many of our customers have a global presence, and many are entering newer markets. By virtue of our intimate knowledge of their business systems, we have been able to expand our capabilities to support global customers in regions as varied as China, Malaysia, Norway, Singapore, Japan, The Netherlands and Switzerland.

A strongly focused customer-centric business model guides Cognizant even in these distant regions. Our client service teams are based near the customers while the bulk of the applications development and maintenance work takes place in India.

Today, we have begun to replicate the back-end India model in China, undertaking a highly systematic build-out of our development center in Shanghai.

In all our expansion, we resolutely adhere to our long-standing process discipline, top-flight performance standards, quality-driven work ethic and customer-centric culture. We will not dilute these quality emphases.

Expanding our Platform to Meet Growing Customer Demand

As offshore has become a mainstream IT trend, Cognizant has become eligible to compete for a greater share of each customer's overall IT budget. This opportunity, coupled with our investments in obtaining strategic customers and new service offerings has driven revenues and in turn fueled the growth of our infrastructure.

During 2004, we expanded our worldwide employee count to over 15,000, up 65 percent over 2003. We also invested significantly in facilities expansion as a way of reducing overhead costs. In 2004, we announced plans to enlarge our current Techno-Complex construction program in India to over 900,000 square feet. These new facilities will include 830,000 square feet of space to house close to 9,000 employees in Chennai, Pune, Calcutta and Bangalore. The expanded program also includes construction of 100,000 square feet of educational space for Cognizant Academy in Chennai. As they reach full capacity, these facilities will provide long-term real estate cost savings. The first of these facilities is expected to come online during 2005.

Press Recognition
Many influential *magazines continue to* recognize Cognizant's excellence.


Forbes
200 BEST SMALL COMPANIES
BusinessWeek
The 100 Best Small Companies
HOT GROWTH COMPANIES

Awards and Distinctions in 2004

For the second year running, Cognizant was named the "Best Small Company in America" by *Forbes* magazine. This is the fifth time that Cognizant has been named to the list, and is the third time we were ranked number one overall. The *Forbes'* ranking speaks to our strong focus on managing the business for the long-term. It also speaks to our sharp focus on technology service solutions that strongly benefit our customers, which in turn translates into strong financial performance across the criteria on which *Forbes* bases the ranking. Additionally, *Fortune* magazine ranked Cognizant among its top growth companies, and Cognizant was likewise listed on *BusinessWeek's* Infotech 100.

1999
- Named as "Best Small Company in America" by *Forbes* for first time
- Begins cross-selling Y2K clients
- Launches e-business and application outsourcing services

2000
- Achieves SEI CMM Level 5 certification
- Named as "Top Solution Provider" by *BusinessWeek*
- Expands operations to fourth city in India (Bangalore)
- Completes 2-1 stock split

In October, we learned that we were ranked as a leader in a key report for offshore outsourcers. Specifically, we were recognized for our strength in a number of categories including: application development and maintenance, portfolio assessment services, vertical depth and industry focus, marketing, messaging and positioning, customer reference-ability, process maturity and breadth and depth of offshore services – all categories in which we received ratings of "excellent." It is particularly pleasing to us, since the rating also notes that we are among the leaders in delivering more complex solutions, and in taking a more sophisticated approach towards how we work with our customers.

We ended 2004 with a great piece of news, namely that Cognizant was to be added to the NASDAQ-100 Index, which is comprised of the 100 largest non-financial stocks (based on market capitalization) listed on the NASDAQ Stock Market. We are particularly proud of this achievement, as we are the only IT Services firm on the list, and the first and only offshore firm to be included in the NASDAQ-100. Our inclusion in the Index is a clear indication of the strength of our global model, and is further validation of Cognizant's leadership status among IT services firms.


Lakshmi Narayanan
President, CEO


Francisco D'Souza
COO

Conclusion

We are grateful to have received these awards and distinctions this year, which, like our financial performance, reflect the tremendous commitment of all our employees to our clients around the world. Our team is proud to have successfully addressed the major trends discussed above, namely the broadened range of services sought by customers, the advent of new industries selecting offshore outsourcing solutions, and fresh geographic markets opening up to our model, especially Europe.

Our market has been dynamic, and we have deployed our strengths with speed and commitment. Our foremost objective has been our customers, and making certain they receive from us the highest possible value added. For that reason, we have viewed the year as we have entitled this annual report, "Re:defining Global Delivery," meaning that even in this dynamic environment, we continue to focus on improving seamless global delivery.

Stepping back from the year's developments, we reflect on the attributes that we believe will continue to drive our success:

- We founded our business on a unique "on-site/offshore" model that is now paying even greater dividends with the market's increased emphasis on global delivery and the customer shift towards "best of breed" and away from exclusive reliance on a single "end-to-end" provider.
- Our investment in sales and marketing has surpassed our key competitors, leading to more differentiated offerings and greater customer satisfaction.
- Our emphasis remains on leveraging domain expertise with a focus on solutions rather than just technology.
- Our new business pipeline ended the year stronger than ever.

Based on these competitive strengths, we anticipate continued robust performance throughout 2005 and the years beyond. Thank you for your continued support of our company.

Sincerely,

Lakshmi Narayanan
President and Chief Executive Officer

Francisco D'Souza
Chief Operating Officer

Cognizant works regularly with many of the top drug makers in the world.



- IDC India picks Cognizant employees as "most satisfied" in Indian IT services industry
- Moves to sixth place, from eighth place, in ranking of software export revenue in India
- Starts work on three technocomplex campuses with capacity for additional 6,500 staff

2001 — 2002

- Completes split-off transaction from majority owner
- Achieves P-CMM Level 5 certification
- Named top technology company in *BusinessWeek's* "Hot Growth Companies"
- Purchases Certain Assets from Silverline's Financial Services Practice
- Launches Analysis and Rationalization Service
- Forms Near Shore Development Facility in Ireland
- Expands operations to fifth city in India (Hyderabad)

"Cognizant's approach to global delivery stands out from other outsourcing firms."

Additional Industries Adopt Strategic Use of Outsourcing to Offshore Providers and the Cognizant Model

Cognizant Technology Solutions' approach to global delivery stands out from other outsourcing firms, not simply in its unique "on-site/offshore" approach, but in the organization of its businesses around specialized industry practices, where extensive "domain knowledge" leads to optimal software solutions.

Financial service providers, such as banks and insurance companies, were quick to recognize the benefits of offshore outsourcing due to their constant efforts to optimize their businesses – particularly in their "back office" processing. Those early adopters have now been joined by clients in other industries where the benefits of broad-based global sourcing are just being discovered.



We have combined deep knowledge of each industry that we serve with the distinctive set of capabilities which Cognizant can bring to bear to develop customized solutions that address the specific business and industry issues that our clients are facing.

>*Life Sciences:* Cognizant Delivers Solutions

Cognizant has been serving the healthcare and life sciences industry for over a decade and experienced 48 percent growth in the sector during 2004.

Within the life science portion of this vertical, most of the major firms who perform drug validation work have utilized our services, and we work regularly with many of the top drug makers in the world.

The pharmaceutical industry has entered a period of uncertainty due to the increasing cost of drug discovery, complexities of drug development, the rigors of safety monitoring, intricacies of market channels, and spiraling costs.

Cognizant has stepped up to the challenge, partnering with our life sciences clients to provide IT support that addresses the three key industry business issues of increasing sales, managing costs and ensuring safety. Our firm brings to bear extensive knowledge in clinical trials, regulatory affairs, operations and sales and marketing management.

We also pioneered our "Vertical Business Process Outsourcing," or V-BPO services in life sciences during 2004. As described in our letter to shareholders, V-BPO is unique and provides clients with significant value addition. As an example of this, in life sciences, we are working with a major pharmaceutical company to provide them with V-BPO services in the area of data management for clinical trials.



Gartner included Cognizant in the North American CRM Service Provider Magic Quadrant.[1] We are the top offshore company providing CRM solutions in part because of the robust and cost-effective services we provide to leading life sciences companies to support the sales and marketing process for drugs.

>*Manufacturing and Logistics:* Using Technology to Provide Differentiation

In manufacturing, retail and logistics, Cognizant built significant momentum, expanding revenues from the practice by 64 percent in 2004. Within this vertical, manufacturing and logistics has shown great results and future promise.

Cognizant has seen great demand in the areas of Supply Chain Management, Customer Management and RFID-enabling of key business processes. We built a strong industry domain consulting team that works closely with our industry-leading technology consulting and systems integration teams to deliver IT solutions to business problems. This allows us to deliver effective end-to-end solutions that demonstrate rapid ROI. We have also built key solution accelerators like Yardelligent (for yard management) and WasteTrace (for hazardous waste management) that enable our clients to accelerate time-to-market and solve business problems faster and more effectively.

We have established solid client relationships with major companies in North America, Europe and Asia (in particular, Japan). We work across a wide swath of the industry, ranging from major automobile manufacturers, large food companies, and advanced logistics firms providing streamlined supply chain management. Our client base includes several of the world's largest manufacturing companies – as well as many which rank among the top 100 in the United States.

AMR Research noted Cognizant created an innovative yard management system for the auto industry.[2] It is a good example of higher value, industry knowledge intensive services being delivered using an on-site/offshore model.

> *The Retail Industries:* Helping Customers Sharpen Operating Efficiencies

As indicated, in manufacturing, retail and logistics, Cognizant built significant momentum, expanding revenues from the practice by 64 percent in 2004. Within this vertical, retail has grown strongly. We now work with many of the world's top retailers including on-line leaders, luxury goods leaders and well-known names in Europe and the U.S.

Cognizant has established solid relationships with major companies in the U.S., Europe and Asia.




Starts work on expansion of technocomplex campuses to house additional 8,000 staff
Starts work on training center with capacity for 2,000 students
Promotes Lakshmi Narayanan to President and CEO
Infopulse acquisition expands presence in continental Europe
Acquires Aces International to strengthen CRM capabilities
Named top offshore company in "Healthcare 100"
Named top technology firm in *BusinessWeek's* "Hot Growth Companies"
Named top IT service firm in *Forbes* "25 Fastest Growing Companies"
Completes 3-1 stock split
Pioneers 4th generation offshore model
2003
2004
Q1
Acquires Ygyan to strengthen SAP consulting capabilities
Gartner includes Cognizant in the North American CRM Service Provider Magic Quadrant'
Q2
Completes 2-1 stock split
Wins LOMA's prestigious insurance industry award for 2nd straight year

Cognizant works with many of the world's top retailers.



03

- Named "Best Small Company" by *Forbes* for 5th time
- A top industry research firm picks Cognizant as an offshore leader

04

- Added to Nasdaq-100 index
- Opens Toronto development center
- Expands technocomplex construction program
- Headcount exceeds 15,000 globally

2004

Cognizant has proven to be an effective partner to major retailers seeking to reduce IT costs and generate higher returns on their investments in IT-enabled business outcomes. Our practice has in-depth experience with core retailing business processes and enabling technologies, including software packages, specialized tools, highly customized legacy programs and emerging technologies such as Open Source and RFID. As a result, we have helped our retail clients to solve core business problems by implementing point-of-sales systems, streamlining supply chain management processes and systems and delivering advanced customer tracking systems.

Cognizant's 4th Generation model delivers strategic transformational benefits for retailers. In an in-depth case study of a Cognizant retailing customer, a leading industry analyst concludes, "Cost savings is not the only thing that can be achieved by offshore outsourcing, and Cognizant is a step ahead in impacting their clients' core retail systems and processes."

> *The New Technology Industry*

Accelerating "Speed to Market"

The New Technology vertical provides a unique range of services to technology companies – mainly software product and online services companies. We work with these customers in the areas of product development, testing, maintenance and product support.

Our work in this vertical is characterized by use of the latest technologies to deliver results at high velocity. Our clients in this industry typically operate in "hyper-competitive" markets and therefore demand an ever reducing time-to-market. In order to meet these requirements, the New Technology vertical has evolved several unique solutions and methodologies under the Real Time Delivery model.

Moving ahead, we see much potential in this vertical, as companies increasingly seek a highly responsive partner to extend their global product organizations. The industry itself is undergoing rapid structural changes through consolidation in key segments, which presents a large opportunity to help migrate and integrate products between merged companies.

This vertical also provides Cognizant with an opportunity to gain early insight into new technologies and products entering the marketplace, providing knowledge we can leverage in servicing clients across other vertical industry segments, as these products filter through those segments.

(1) Gartner Research, Magic Quadrant for North America CRM Service Providers, 2005, Frances Karamouzis, Matthew Goldman, Ed Thompson, March 14, 2005

Magic Quadrant Disclaimer
The Magic Quadrant is copyrighted 2005 by Gartner, Inc. and is reused with permission. The Magic Quadrant is a graphical representation of a marketplace at and for a specific time period. It depicts Gartner's analysis of how certain vendors measure against criteria for that marketplace, as defined by Gartner. Gartner does not endorse any vendor, product or service depicted in the Magic Quadrant, and does not advise technology users to select only those vendors placed in the "Leaders" quadrant. The Magic Quadrant is intended solely as a research tool, and is not meant to be a specific guide to action. Gartner disclaims all warranties, express or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

(2) AMR Research, India Inc.'s Future: More High Value Services in India by Lance Travis, Wednesday, February 09, 2005.

Questions & Answers

Over the course of 2004, as in any year, our management received many insightful questions from customers and investors.

(left to right)
Gordon Coburn,
Chief Financial Officer

Francisco D'Souza,
Chief Operating Officer

Chandra Sekaran,
Executive VP &
Managing Director

Mergers and acquisition activity in the industries that you serve accelerated towards the end of 2004, with strong indications that 2005 will see even more of this activity. Will this trend help Cognizant's business?

Cognizant has seen a surge in new business as a result of this trend. Our newly launched Business Technology Consulting practice provides customers with high-end IT consulting solutions, which include change management and IT solutions strategy, or "technology road-mapping." A significant portion of the companies that approach us for this set of services have mergers in their plans. They retain us to determine the impact of M&A on their IT plans. We help them to answer key questions – such as whether the two companies combined have compatible technologies, and what strategy should be used for optimizing their combination on completion of the merger.

Offshore outsourcing has now been around at least a decade. Is there still rapid growth potential?

A greater portion of companies' IT budgets is now available to be spent with Cognizant as clients seek to do more offshore. According to industry researcher IDC and NASSCOM, only $13 billion of the $600 billion in IT services spending has been moved to offshore providers. We anticipate continued robust growth in our traditional areas of strength – application outsourcing and application development, and have begun to experience rapid growth in new areas.



What new technologies are impacting the marketplace?

Market acceptance of Open Source has accelerated. Last year, 17 percent of all servers shipped with Linux, while Windows [illegible] 60 percent.

Cognizant has been active in the Open Source arena for the last three years, and we set our objective clearly from the outset: stay ahead of the trend and advise our customers without bias. We established a dedicated pool of experts who specialize in Open Source strategies and present the value proposition of Open Source to our customers. In addition, we created a partnership with SpikeSource, a new Open Source vendor.

How has your recruitment shifted over the year?

To expand successfully, we are increasingly hiring employees with skills above and beyond those of our core technologists. For example, in 2004, we doubled the number of MBAs on our staff to over 500. We have also recruited more highly specialized programmers, statisticians and experts with special life science backgrounds and education to work in areas such as analyzing the complexities of clinical data for pharmaceutical companies. We continued to hire strong industry experts across all the industries we serve and added to our ranks of program managers, project managers and architects. As in prior years, we continue our practice of hiring from geographies around the world.

Head count has climbed more than 50 percent in each of the last two years. During 2004, we added more than 6,000 associates, ending the year with 15,300 employees.



Index to Financial Review

Consolidated Financial Statements:



Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

We are a leading provider of custom IT services related to IT design, development, integration and maintenance services primarily for Fortune 1000 companies located in North America and Europe. Our core competencies include web-centric applications, data warehousing, component-based development and legacy and client-server systems. We provide IT services using an integrated on-site/offshore business model. This seamless on-site/offshore business model combines technical and account management teams located on-site at the customer location and offshore at dedicated development centers located primarily in India.

In 2004, our revenue increased to $586.7 million compared to $368.2 million in 2003. Net income increased to $100.2 million or $0.70 per diluted share in 2004 compared to $57.4 million or $0.42 per diluted share in 2003. Our revenue growth was driven by continued strong demand for our application management and application development and integration services. We finished 2004 with 233 active clients compared to 153 in 2003. We anticipate that a significant portion of our revenue growth in 2005 will come from increased penetration of existing clients. During 2004, 87% of our revenue came from clients in North America. In 2005, we will look to expand our presence in Northern Europe as we are starting to see an increased level of interest for offshore services in that region. In 2004, our operating margin increased to approximately 20.0% compared to 19.6% in 2003. This was consistent with our targeted operating margin range of 19 to 20% of total revenues.

At December 31, 2004, we had cash and cash equivalents and short-term bank deposits of $314.8 million, an increase of approximately $121.0 million compared to December 31, 2003. Our most recent building plans provide for construction of over 900,000 square feet of space in new fully-owned development and training centers located in Chennai, Pune, Calcutta and Bangalore, India. This supersedes our previous plans, announced in December 2003, which included 600,000 square feet of new space. Total construction costs related to this program are currently estimated to be approximately $76.0 million, which we expect to fund primarily from current operations. We believe our financial condition will remain strong. In addition, we will continue to consider acquisitions of companies that can improve our capabilities in certain market niches or geographic areas.

On June 29, 2004, we announced our plans to wind-down operations at our development center located in Limerick, Ireland and close the facility by March 31, 2005. We decided to close this facility due to the increased cost structure resulting from the significant appreciation in the value of the Euro against the U.S. dollar since the facility was acquired in 2002. The work performed in this facility is being transferred to Cognizant's operations in North America and India. Currently, we expect to incur through 2005 aggregate incremental costs of approximately $1.6 million associated with the closure of this facility. In 2004, we have recorded expenses of approximately $1.5 million primarily for severance, retention bonuses and an obligation to repay funds previously received through local job grant programs and made payments of approximately $1.0 million through December 31, 2004. Approximately 50 employees are affected by the closure.

On April 12, 2004, our Board of Directors declared a conditional two-for-one stock split to be effected by a 100% stock dividend payable on June 17, 2004 to stockholders of record as of May 27, 2004. The stock split was subject to stockholder approval which was obtained on May 26, 2004 and, as a result, the stock dividend was paid on June 17, 2004 to stockholders of record as of May 27, 2004. The stock split has been reflected in the accompanying consolidated financial statements, and all applicable references as to the number of outstanding common shares and per share information have been restated to reflect the stock split as if it occurred at the beginning of the earliest period presented. Stockholders' equity accounts have been restated to reflect a reclassification of an amount equal to the par value of the increase in issued shares of Class A common stock from the additional paid-in-capital account to the Class A common stock account.

Critical Accounting Estimates and Risks

Management's discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported for assets and liabilities, including the recoverability of tangible and intangible assets, disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. On an on-going basis, we evaluate our estimates. The most significant estimates relate to the recognition of revenue and profits based on the percentage of completion method of accounting, for certain fixed-bid contracts, the allowance for doubtful accounts, income taxes, valuation of goodwill and other long-lived assets, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The actual amounts will differ from the estimates used in the preparation of the accompanying consolidated financial statements. Our significant accounting policies are described in Note 2 to the consolidated financial statements.

We believe the following critical accounting policies require a higher level of management judgments and estimates than others in preparing the consolidated financial statements:

Revenue Recognition. Revenues related to our fixed-price contracts are recognized as the service is performed using the percentage of completion method of accounting, under which the total contract revenue during the term of an agreement is recognized on the basis of the percentage that each contract's cost to date bears to the total estimated cost (cost to cost method). Estimates of total contract revenues and costs are continuously monitored during the term of the contract, and recorded revenues and costs are subject to revision as the contract progresses. Such revisions may result in increases or decreases to revenues and income and are reflected in the consolidated financial statements in the periods in which they are first identified.

Allowance for Doubtful Accounts. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The allowance for doubtful accounts is determined by evaluating the relative credit-worthiness of each customer, historical collections experience and other information, including the aging of the receivables. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Income Taxes. Determining the consolidated provision for income tax expense, deferred tax assets and liabilities and related valuation allowance, if any, involves judgment. As a global company, we are required to calculate and provide for income taxes in each of the jurisdictions where we operate. This involves estimating current tax exposures in each jurisdiction as well as making judgments regarding the recoverability of deferred tax assets. Tax exposures can involve complex issues and may require an extended period to resolve. In the period of resolution, adjustments may need to be recorded that result in increases or decreases to income. Changes in the geographic mix or estimated level of annual pre-tax income can also affect the overall effective income tax rate.

On an on-going basis, we evaluate whether a valuation allowance is needed to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we have considered future taxable income and on-going prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we determine that we will be able to realize deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should we determine that we will not be able to realize all or part of the net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income or equity (if the deferred tax asset is related to tax benefits from stock option benefits that have not been realized) in the period such determination was made.

Our Indian subsidiary, Cognizant India, is an export-oriented company, which, under the Indian Income Tax Act of 1961, is entitled to claim tax holidays for a period of ten consecutive years for each Software Technology Park (STP) with respect to export profits for each STP. Substantially all of the earnings of Cognizant India are attributable to export profits. In 2004, the ten-year tax holiday expired for one STP and, accordingly, the export profits for that STP are subject to Indian income tax. Export profits from the remaining STPs in India are currently entitled to a 100% exemption from Indian income tax. Under current law, these tax holidays will be completely phased out by March of 2009. The tax holiday will not be expiring for any STPs in 2005. Prior to 2002, it was management's intent to repatriate all accumulated earnings from India to the United States; accordingly, we provided for deferred income taxes in the amount of approximately $24.1 million on all such undistributed earnings through December 31, 2001. During the first quarter of 2002, we made a strategic decision to pursue an international strategy that includes expanded infrastructure investments in India and geographic expansion in Europe and Asia. As a component of this strategy, beginning in 2002, we intend to use Indian earnings to expand operations outside of the United States instead of repatriating these earnings to the United States. Accordingly, effective January 1, 2002, pursuant to Accounting Principles Board Opinion No. 23, we no longer accrue incremental U.S. taxes on Indian earnings as these earnings are considered to be indefinitely reinvested outside of the United States. As of December 31, 2004, the amount of unrepatriated Indian earnings upon which no incremental U.S. taxes have been recorded is approximately $155.9 million. While we have no plans to do so, if such earnings are repatriated in the future or are no longer deemed to be indefinitely reinvested, we will accrue the applicable amount of taxes associated with such earnings and pay taxes at a rate substantially higher than our overall effective income tax rate in 2004. Due to the various methods by which such earnings could be repatriated in the future, it is not currently practicable to determine the amount of applicable taxes that would result from such repatriation or whether the amount of previously accrued deferred taxes on earnings recognized prior to 2002 will require adjustment.

Management's Discussion and Analysis of Financial Condition and Results of Operations

On October 22, 2004, the American Jobs Creation Act of 2004 ("Act") was enacted into law. The Act creates a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85% dividends received deduction for certain dividends from controlled foreign corporations. The deduction is subject to a number of limitations, and as of today, uncertainty remains as to how to interpret numerous provisions in the Act. As such, we are not yet in a position to decide on whether, and to what extent, we might repatriate foreign earnings that have not yet been remitted to the U.S. Under the provisions of the Act and subject to the completion of our analysis of the Act and the operating results of our controlled foreign entities during 2005, we will be eligible to repatriate some amount between $0 and $500 million. Due to the complexities of domestic and foreign tax law and the lack of clarity surrounding the Act, we cannot reasonably estimate the tax liability if we elect to repatriate any accumulated foreign earnings. We expect to finalize our assessment in 2005 after further guidance is published. The funds may only be repatriated in 2005.

Goodwill. We evaluate goodwill for impairment at least annually, or as circumstances warrant. When determining the fair value of our reporting units, we utilize various assumptions, including projections of future cash flows. Any adverse changes in key assumptions about our businesses and their prospects or an adverse change in market conditions may cause a change in the estimation of fair value and could result in an impairment charge. As of December 31, 2004, our goodwill balance was approximately $9.7 million.

Long-Lived Assets. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", we review for impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In general, we will recognize an impairment loss when the sum of undiscounted expected future cash flows is less than the carrying amount of such asset. The measurement for such an impairment loss is then based on the fair value of the asset. If such assets were determined to be impaired, it could have a material adverse effect on our business, results of operations and financial condition.

Risks. Most of our IT development centers, including a majority of our employees, are located in India. As a result, we may be subject to certain risks associated with international operations, including risks associated with foreign currency exchange rate fluctuations and risks associated with the application and imposition of protective legislation and regulations relating to import and export or otherwise resulting from foreign policy or the variability of foreign economic or political conditions. Additional risks associated with international operations include difficulties in enforcing intellectual property rights, the burdens of complying with a wide variety of foreign laws, potential geo-political and other risks associated with terrorist activities and local and cross border conflicts, potentially adverse tax consequences, tariffs, quotas and other barriers. We are also subject to risks associated with our overall compliance with Section 404 of the Sarbanes-Oxley Act of 2002. The inability of our independent auditor to provide us with an unqualified report as to the adequacy of our internal controls over financial reporting for future year ends could result in adverse consequences to us, including, but not limited to, a loss of investor confidence in the reliability of our financial statements, which could cause the market price of our stock to decline.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain financial data expressed for the three years ended December 31, 2004:

(Dollars in thousands)	2004	% of Revenues	2003	% of Revenues	2002	% of Revenues	Increase 2004	Increase 2003
Revenues	$ 586,673	100.0%	$ 368,231	100.0%	$ 229,086	100.0%	$ 218,442	$ 139,145
Cost of revenues	319,810	54.5	199,724	54.2	122,701	53.6	120,086	77,023
Gross profit	266,863	45.5	168,507	45.8	106,385	46.4	98,356	62,122
Selling, general and administrative	132,796	22.7	84,259	22.9	53,345	23.3	48,537	30,914
Depreciation and amortization	16,447	2.8	11,936	3.3	7,842	3.4	4,511	4,094
Income from operations	117,620	20.0	72,312	19.6	45,198	19.7	45,308	27,114
Other income (expense), net	4,475		(81)		(107)		4,556	26
Provision for income taxes	(21,852)		(14,866)		(10,529)		6,986	4,337
Net income	$ 100,243	17.1	$ 57,365	15.6	$ 34,562	15.1	42,878	22,803

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Revenue. Revenue increased by 59.3%, or approximately $218.4 million, from approximately $368.2 million during 2003 to approximately $586.7 million in 2004. This increase resulted primarily from increased revenue from existing customers and revenue from new customers added since December 31, 2003, including acquisitions. Specifically, our financial services segment accounted for approximately $120 million of the year over year increase. Demand for application development and integration services increased significantly due to continued strength in our customers' discretionary spending. JPMorgan Chase accounted for 13.7% and 10.1% of our revenues in 2004 and 2003, respectively. No other customer accounted for sales in excess of 10% of revenues in 2004 or 2003.

Gross Profit. Our cost of revenues consists primarily of the cost of salaries, payroll taxes, benefits, immigration and travel for technical personnel, and the cost of sales commissions related to revenues. Cost of revenues increased by 60.1%, or approximately $120.1 million, from approximately $199.7 million during 2003 to approximately $319.8 million in 2004. The increase was due primarily to higher compensation costs resulting from the increase in the number of our technical professionals. The increased number of technical professionals is a direct result of greater demand for our services. Our gross profit increased by 58.4%, or approximately $98.4 million, from approximately $168.5 million during 2003 to approximately $266.9 million during 2004. Gross profit margin decreased from 45.8% of revenues during 2003 to 45.5% of revenues in 2004. The decrease in such gross profit margin was attributable, in part, to the appreciation of the Indian Rupee versus the U.S. dollar.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of salaries, employee benefits, travel, promotion, communications, management, finance, administrative and occupancy costs. Selling, general and administrative expenses, including depreciation and amortization, increased by 55.1%, or approximately $53.0 million, from approximately $96.2 million during 2003 to approximately $149.2 million during 2004, and decreased as a percentage of revenue from approximately 26.1% to 25.4%, respectively. The increase in such expenses in absolute dollars was due primarily to expenses incurred to expand our sales and marketing activities and increased infrastructure expenses to support our growth. The decrease in such expenses as a percentage of revenue was due primarily to the leverage achieved from increased revenues that have resulted from our expanded sales and marketing activities in the current and prior years partially offset by the appreciation of the Indian Rupee versus the U.S. dollar.

Income from Operations. Income from operations increased 62.7%, or approximately $45.3 million, from approximately $72.3 million during 2003 to approximately $117.6 million during 2004, representing approximately 19.6% and 20.0% of revenues, respectively. The increase in operating margin was due primarily to the leverage achieved from increased revenues that resulted from our expanded sales and marketing activities in the current and prior years.

Other Income/Expense, Net. Other income/expense, net consists primarily of interest income and foreign currency transaction gains or losses and for the year ended December 31, 2003, non-recurring split-off costs of $2.0 million related to direct and incremental expenses (e.g., legal and accounting fees, printing and registration costs) incurred by us directly related to our split-off from IMS Health. Interest income increased from $2.1 million during 2003 to approximately $4.4 million during 2004. The increase in interest income is due primarily to higher invested cash balances and an increased portion of this balance held in foreign currencies which earn slightly higher interest rates.

Provision for Income Taxes. The provision for income taxes increased from approximately $14.9 million in 2003 to approximately $21.9 million in 2004, with an effective tax rate of 20.6% in 2003 and 17.9% in 2004. The decrease in the effective income tax rate in 2004 is primarily attributed to India's conversion of the withholding tax on dividends to an additional corporate tax on the distribution of profits.

Net Income. Net income increased from approximately $57.4 million in 2003 to approximately $100.2 million in 2004, representing approximately 15.6% and 17.1% as a percentage of revenues, respectively. The increase in net income as a percentage of revenues as compared to the prior period was primarily due to the absence in 2004 of the one-time non-recurring split-off costs referred to above and a lower effective income tax rate for 2004 compared to 2003.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Revenue. Revenue increased by 60.7%, or approximately $139.1 million, from approximately $229.1 million during 2002 to approximately $368.2 million in 2003. This increase resulted primarily from an increase in both application management and development services, revenue generated from acquisitions and an increase in our active customer base to 153 at the end of 2003 compared to 115 in 2002. We provide services through time-and-materials and fixed-bid contracts. Revenues from fixed-bid contracts increased as a percentage of total revenues from 24.6% in 2002 to 25.9% in 2003. This increase is attributable primarily to increased demand due to our customers preferring to specifically quantify project costs prior to entering into contracts.

Gross Profit. Our cost of revenues consists primarily of the cost of salaries, payroll taxes, benefits, immigration and travel for technical personnel, and the cost of sales commissions related to revenues. Cost of revenues increased by 62.8%, or approximately $77.0 million, from approximately $122.7 million during 2002 to approximately $199.7 million in 2003. The increase was due primarily to higher compensation costs resulting from the increase in the number of our technical professionals. The increased number of technical professionals is a direct result of greater demand for our services and employees acquired through acquisitions. Our gross profit increased by 58.4%, or approximately $62.1 million, from approximately $106.4 million during 2002 to approximately $168.5 million during 2003. Gross profit margin decreased from 46.4% of revenues during 2002 to 45.8% of revenues in 2003. The decrease in such gross profit margin was primarily attributable to the appreciation of the Indian Rupee versus the U.S. dollar.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of salaries, employee benefits, travel, promotion, communications, management, finance, administrative and occupancy costs. Selling, general and administrative expenses, including depreciation and amortization, increased by 57.2%, or approximately $35.0 million, from approximately $61.2 million during 2002 to approximately $96.2 million during 2003, and decreased as a percentage of revenue from approximately 26.7% to 26.1%, respectively. The increase in such expenses in absolute dollars was due primarily to expenses incurred to expand our sales and marketing activities and increased infrastructure expenses to support our growth. The decrease in such expenses as a percentage of revenue was due primarily to the leverage achieved from increased revenues that have resulted from our expanded sales and marketing activities in the current and prior years.

Income from Operations. Income from operations increased 60.0%, or approximately $27.1 million, from approximately $45.2 million during 2002 to approximately $72.3 million during 2003, representing approximately 19.7% and 19.6% of revenues, respectively. The decrease in operating margin was due primarily to the lower gross margin partially offset by our ability to leverage prior sales and marketing investments.

Other Income/Expense, Net. Other income/expense, net consists primarily of interest income and split-off costs related to the exchange offer in which IMS Health offered to its stockholders to exchange its holdings of our Class B common stock for shares of IMS Health. Interest income increased by approximately 17.7%, from approximately $1.8 million during 2002 to approximately $2.1 million during 2003. The increase in such interest income was attributable to higher invested cash balances partially offset by lower global interest rates. We recognized split-off costs of approximately $2.0 million and $1.7 million in 2003 and 2002, respectively.

Provision for Income Taxes. The provision for income taxes increased from approximately $10.5 million in 2002 to approximately $14.9 million in 2003, with an effective tax rate of 23.4% in 2002 and 20.6% in 2003. The lower effective tax rate is a result of a reduction in the surtax in India and the restoration of the 100% exemption on export earnings both of which were effective April 1, 2003.

Net Income. Net income increased from approximately $34.6 million in 2002 to approximately $57.4 million in 2003, representing approximately 15.1% and 15.6% as a percentage of revenues, respectively. The higher percentage in 2003 is primarily attributed to the decrease in the effective tax rate discussed above.

RESULTS BY BUSINESS SEGMENT

During the fourth quarter of 2004, as a result of the completion of organizational changes, we changed our basis of segmentation to industry segments from geographic segments. Our reportable segments are: Financial Services, which includes customers providing banking/transaction processing, capital markets and insurance services; Healthcare, which includes healthcare providers and payers as well as life sciences customers; Manufacturing/Retail/Logistics, which includes manufacturers, retailers, travel and other hospitality customers, as well as customers providing logistics services; and Other, which is an aggregation of industry operating segments which, individually, are less than 10% of consolidated revenues and segment operating profit. The Other reportable segment includes media, information services, telecommunications and high technology operating segments. Our sales managers, account executives, account managers and project teams, who were previously organized based upon geographical segments, have been realigned in accordance with the specific industries they serve.

The Company's chief operating decision maker evaluates Cognizant's performance and allocates resources based on segment revenues and operating profit. Segment operating profit is defined as income from operations before unallocated costs. Generally, operating expenses for each operating segment have similar characteristics and are subject to the same factors, pressures and challenges. However, the economic environment and its effects on industries served by our operating groups may affect revenue and operating expenses to differing degrees. Expenses included in segment operating profit consist principally of direct selling and delivery costs as well as a per seat charge for use of the development centers. Certain expenses, such as general and administrative, and a portion of depreciation and amortization, are not specifically allocated to specific segments as management does not believe it is practical to allocate such costs to individual segments because they are not directly attributable to any specific segment. Accordingly, these expenses are separately disclosed as "unallocated" and adjusted only against the total income from operations.

In accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," prior periods segment disclosure has been restated to reflect industry segments for all periods presented. Revenues from external customers and segment operating profit, before unallocated expenses, for the Financial Services, Healthcare, Manufacturing/Retail/Logistics, and Other reportable segments for the years ended December 31, 2004, 2003 and 2002 are as follows:

(Dollars in thousands)	2004	2003	2002	2004 Increase	%	2003 Increase	%
Revenues:							
Financial services	$ 290,432	$ 170,370	$ 81,404	$ 120,062	70.5	$ 88,966	109.3
Healthcare	116,370	78,420	55,434	37,950	48.4	22,986	41.5
Manufacturing/retail/logistics	105,328	64,064	48,788	41,264	64.4	15,276	31.3
Other	74,543	55,377	43,460	19,166	34.6	11,917	27.4
Total revenues	$ 586,673	$ 368,231	$ 229,086	$ 218,442	59.3	$ 139,145	60.7
Segment Operating Profit:							
Financial services	$ 104,074	$ 52,412	$ 27,473	$ 51,662	98.6	$ 24,939	90.8
Healthcare	47,294	31,912	22,582	15,382	48.2	9,330	41.3
Manufacturing/retail/logistics	38,842	24,569	21,522	14,273	58.1	3,047	14.2
Other	30,820	20,964	16,363	9,856	47.0	4,601	28.1
Total segment operating profit	$ 221,030	$ 129,857	$ 87,940	$ 91,173	70.2	$ 41,917	47.7

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Financial Services Segment

Revenue. Revenue increased by 70.5%, or approximately $120.1 million, from approximately $170.4 million during 2003 to approximately $290.4 million in 2004. The increase in revenue was attributable primarily to greater acceptance of the on-site/offshore IT services delivery model as a means of reducing a customer's internal IT costs, as well as increased sales and marketing activities directed at both the U.S. and European markets for our services.

Segment Operating Profit. Segment operating profit increased 98.6%, or approximately $51.7 million, from approximately $52.4 million during 2003 to approximately $104.1 million during 2004. The increase in segment operating profit was attributable primarily to increased revenues and achieving continued leverage on prior sales and marketing investments.

Healthcare Segment

Revenue. Revenue increased by 48.4%, or approximately $38.0 million, from approximately $78.4 million during 2003 to approximately $116.4 million in 2004. The increase in revenue was primarily attributable to the continued expansion of services within our existing North American customers.

Segment Operating Profit. Segment operating profit increased 48.2%, or approximately $15.4 million, from approximately $31.9 million during 2003 to approximately $47.3 million during 2004. The increase in segment operating profit was attributable primarily to increased revenues and achieving continued leverage on prior sales and marketing investments.

Manufacturing/Retail/Logistics Segment

Revenue. Revenue increased by 64.4%, or approximately $41.3 million, from approximately $64.1 million during 2003 to approximately

$105.3 million in 2004. The increase in revenue within the manufacturing, logistics and retail groups was driven both by continued expansion of existing customer relationships as well as a significant number of new customers. The increase can also be attributed to leveraging sales and marketing investments in this area as well as greater acceptance of the onsite/offshore IT services delivery model.

Segment Operating Profit. Segment operating profit increased 58.1%, or approximately $14.3 million, from approximately $24.6 million during 2003 to approximately $38.8 million during 2004. The increase in segment operating profit was attributable primarily to increased revenues partially offset by continuing investment in sales and marketing investments.

Other Segment

Revenue. Revenue increased by 34.6%, or approximately $19.2 million, from approximately $55.4 million in 2003 to approximately $74.5 million in 2004. The increase in revenue was attributable primarily to greater acceptance of the on-site/offshore consulting services delivery model as a means of reducing a customer's internal IT costs, as well as sales and marketing activities directed at the U.S. market for our services.



Segment Operating Profit. Segment operating profit increased 47.0%, or approximately $9.9 million from approximately $21.0 million in 2003 to approximately $30.8 million in 2004. The increase in segment operating profit was attributable primarily to increased revenues and achieving leverage on prior sales and marketing investments.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Financial Services Segment

Revenue. Revenue increased by 109.3%, or approximately $89.0 million, from approximately $81.4 million during 2002 to approximately $170.4 million in 2003. The increase was derived primarily by expansion of our existing customer relationships, in particular with the expansion of our North American customers into other markets, such as Europe.

Segment Operating Profit. Segment operating profit increased 90.8%, or approximately $24.9 million, from approximately $27.5 million during 2002 to approximately $52.4 million during 2003. The increase in segment operating profit was attributable primarily to increased revenues and achieving leverage on prior sales and marketing investments.

Healthcare Segment

Revenue. Revenue increased by 41.5%, or approximately $23.0 million, from approximately $55.4 million during 2002 to approximately $78.4 million in 2003. The increase in revenue was primarily driven by expansion of our existing customer relationships.

Segment Operating Profit. Segment operating profit increased 41.3%, or approximately $9.3 million, from approximately $22.6 million during 2002 to approximately $31.9 million during 2003. The increase in segment operating profit was attributable primarily to increased revenues.

Manufacturing/Retail/Logistics Segment

Revenue. Revenue increased by 31.3%, or approximately $15.3 million, from approximately $48.8 million during 2002 to approximately $64.1 million during 2003. The increase in revenue within this segment was driven both by continued expansion of existing customer relationships as well as a significant number of new customers within each of the industry groups operating in this segment. The increase can also be attributed to our achieving leverage on our sales and marketing investments in this area as well as greater acceptance of the onsite/offshore IT services delivery model.

Segment Operating Profit. Segment operating profit increased 14.2%, or approximately $3.0 million, from approximately $21.5 million during 2002 to approximately $24.6 million during 2003. The increase in segment operating profit was attributable primarily to increased revenues partially offset by continuing investment in sales and marketing investments.

Other Segment

Revenue. Revenue increased by 27.4%, or approximately $11.9 million, from approximately $43.5 million in 2002 to approximately $55.4 million in 2003. The increase in revenue was attributable primarily to greater acceptance of the on-site/offshore consulting services delivery model as a means of reducing a customer's internal IT costs, as well as sales and marketing activities directed at the U.S. market for our services.

Segment Operating Profit. Segment operating profit increased 28.1%, or approximately $4.6 million from approximately $16.4 million in 2002 to approximately $21.0 million in 2003. The increase in segment operating profit was attributable primarily to increased revenues and achieving leverage on prior sales and marketing investments.

Liquidity and Capital Resources

At December 31, 2004, we had cash and cash equivalents and short-term bank deposits of approximately $314.8 million. We have used, and plan to use, such cash for (i) expansion of existing operations, including our offshore software development centers; (ii) continued development of new service lines; (iii) possible acquisitions of related businesses; (iv) formation of joint ventures; and (v) general corporate purposes, including working capital. As of December 31, 2004 and 2003, we had no third party debt and had working capital of approximately $338.9 and $220.6 million, respectively. Accordingly, we do not anticipate any near-term liquidity issues.

Net cash provided by operating activities was approximately $127.3 million, $79.9 million and $56.7 million for the years ended December 31, 2004, 2003 and 2002, respectively. The increase in 2004 as compared to the prior year is primarily attributed to the increase in our net income. Trade accounts receivable increased from approximately $36.7 million at December 31, 2002 to approximately $52.3 million at December 31, 2003 and to approximately $96.4 million at December 31, 2004. Unbilled accounts receivable increased from approximately $4.3 million at December 31, 2002 to approximately $9.5 million at December 31, 2003 and increased to approximately $14.2 million at December 31, 2004. The increase in trade accounts receivable and unbilled receivables during 2004 was due primarily to increased revenue. We monitor turnover, aging and the collection of accounts receivable through the use of management reports that are prepared on a customer basis and evaluated by our finance staff. At December 31, 2004, our days' sales outstanding, including unbilled receivables, was approximately 59 days as compared to 53 days and 56 days at December 31, 2003 and 2002, respectively.

Our investing activities used net cash of approximately $68.4 million, $37.8 million and $35.5 million for the years ended December 31, 2004, 2003 and 2002, respectively. The increase in 2004 compared to 2003 relates to the investment of a portion of our cash balances in short-term bank deposits to achieve a higher return on invested balances and our increased investment in property and equipment to expand our offshore development structure. The increase in 2003 compared to 2002 primarily reflects our increased investment in property and equipment to expand our offshore development infrastructure, offset, in part, by lower spending for acquisitions in 2003.

Our financing activities provided net cash of approximately $36.8 million, $21.8 million, and $20.0 million for the years ended December 31, 2004, 2003 and 2002, respectively. The increase in each year was primarily related to a higher level of cash proceeds from the exercise of stock options and employee purchases of stock, partially offset by payment of split-off costs in 2003.

We believe that our available funds and the cash flows expected to be generated from operations will be adequate to satisfy our current and planned operations and needs for at least the next 12 months. Our ability to expand and grow our business in accordance with current plans, to make acquisitions and form joint ventures and to meet our long-term capital requirements beyond this 12-month period will depend on many factors, including the rate, if any, at which our cash flow increases, our ability and willingness to accomplish acquisitions and joint ventures with capital stock, our continued intent not to repatriate earnings from India, our ability not to breach the Distribution Agreement between IMS Health and us, especially as it relates to our tax indemnities, and the availability of public and private debt and equity financing. We cannot be certain that additional financing, if required, will be available on terms favorable to us, if at all.

During July 2004, we entered into a foreign currency forward contract, with a six-month term and notional amount of $12.5 million, to sell the Indian Rupee for U.S. dollars. We have entered into this forward contract to manage a portion of our foreign currency risk related to Indian Rupee denominated asset balances, primarily cash investments, at our Indian subsidiary, Cognizant India. Movement in the exchange rate for the Indian Rupee results in foreign currency gains or losses upon remeasurement of the Cognizant India's financial statements into its functional currency, the U.S. dollar. Our objective is to reduce foreign currency exposure to appreciation or depreciation in the value of the Indian Rupee by offsetting a portion of such exposure with gains or losses on the forward contract, referred to above. The forward contract is marked to market and recorded at fair value with unrealized gains and losses reported along with foreign currency gains or losses in the caption "other income (expense), net" on our consolidated statements of operations and comprehensive income.

Other than the aforementioned forward contract, we have not engaged in hedging activities nor have we entered into off-balance sheet transactions, arrangements or other relationships with unconsolidated entities or other persons that are likely to affect liquidity or the availability of or requirements for capital resources.

Commitments and Contingencies

We have expanded our plans to construct additional fully-owned development and training centers to now include over 900,000 square feet of new space as compared to previous plans, announced in December 2003, to add 600,000 square feet of space. The new facilities will be located in Chennai, Pune, Calcutta and Bangalore, India. Total construction costs related to this program are expected to be approximately $76.0 million, which we expect to fund internally. As of December 31, 2004, we have entered into fixed capital commitments of approximately $22.0 million related to this India development center expansion program, of which approximately $14.7 million has been spent to date. The remaining fixed capital commitments are payable within the next two years.

We lease office space and equipment under operating leases, which expire at various dates through the year 2010. Certain leases contain renewal provisions and generally require that we pay utilities, insurance, taxes, and other operating expenses. Future minimum rental payments under operating leases that have initial or remaining lease terms in excess of one year as of December 31, 2004 are as follows (in thousands):

2005	$ 12,010
2006	10,139
2007	6,276
2008	5,137
2009	4,187
Thereafter	2,557
Total minimum lease payments	$ 40,306

In connection with our acquisition of Infopulse, additional purchase price, not to exceed 3.5 million Euros (approximately $4.7 million) is payable in 2006 contingent on Infopulse achieving certain revenue and operating income targets for the 24 month period ending December 31, 2005. In addition, approximately $1.1 million of the total Infopulse purchase price is payable in 2005.

We are involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the outcome of such claims and legal actions, if decided adversely, is not expected to have a material adverse effect on our quarterly or annual operating results, cash flows or consolidated financial position. Additionally, many of our engagements involve projects that are critical to the operations of our customers' business and provide benefits that are difficult to quantify. Any failure in a customer's computer system could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Although we attempt to contractually limit our liability for damages arising from negligent acts, errors, mistakes or omissions in rendering our application design, development and maintenance services, there can be no assurance that the limitations of liability set forth in our contracts will be enforceable in all instances or will otherwise protect us from liability for damages. Although we have general liability insurance coverage, including coverage for errors or omissions, there can be no assurance that such coverage will continue to be available on reasonable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage or changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our quarterly and annual operating results, financial position and cash flows.

In connection with the split-off from IMS Health, we entered into a Distribution Agreement, dated January 7, 2003, with IMS Health, referred to as the Distribution Agreement. The Distribution Agreement provides, among other things, that IMS Health and we will comply with, and not take any action during the relevant time period that is inconsistent with, the representations made to and relied upon by McDermott, Will & Emery in connection with rendering its opinion regarding the U.S. federal income tax consequences of the exchange offer. In addition, pursuant to the Distribution Agreement, we indemnified IMS Health for any tax liability to which they may be subject as a result of the exchange offer but only to the extent that such tax liability resulted solely from a breach in the representations we made to and were relied upon by McDermott, Will & Emery in connection with rendering its opinion regarding the U.S. federal income tax consequences of the exchange offer. If we breach any of our representations in connection with the Distribution Agreement, the related indemnification liability could be material to our quarterly and annual operating results, financial position and cash flows.

Foreign Currency Translation

A portion of our costs in India are denominated in local currency and subject to exchange fluctuations, which has an impact on our results of operations.

Related Party Transactions

As described in Note 1 to the consolidated financial statements, on February 13, 2003 (the "Split-Off Date"), IMS Health distributed all of the Cognizant common stock that IMS Health owned in an exchange offer to IMS Health stockholders (the "Split-Off"). As a result of the Split-Off, IMS Health is no longer a related party as of the Split-Off Date. Accordingly, our revenues from IMS Health subsequent to the Split-Off Date are classified as third party revenues. We recognized related party revenues from IMS Health totaling approximately $2.6 million and $20.4 million in 2003 and 2002, respectively. Total revenues from IMS Health during 2003, including related party revenues prior to the Split-Off Date, were approximately $22.7 million.

Effects of Inflation

Our most significant costs are the salaries and related benefits for our programming staff and other professionals. Competition in India, the United States and Europe for professionals with advanced technical skills necessary to perform our services offered have caused wages to increase at a rate greater than the general rate of inflation. As with other IT service providers, we must adequately anticipate wage increases, particularly on our fixed-price contracts. There can be no assurance that we will be able to recover cost increases through increases in the prices that we charge for our services in the United States and elsewhere.

Recent Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS No. 123(R)), which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). SFAS No. 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25), and amends SFAS No. 95, "Statement of Cash Flows." Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options and issuances under employee stock purchase plans, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative under the new standard.

In accordance with the SEC's amendment on April 14, 2005 of the compliance dates of SFAS No. 123(R), we must adopt SFAS No. 123(R) no later than January 1, 2006. Early adoption is permitted in periods in which financial statements have not yet been issued. We expect to adopt SFAS No. 123(R) on January 1, 2006. SFAS No. 123(R) allows for two transition methods. The basic difference between the two methods is that the modified-prospective transition method does not require restatement of prior periods, whereas the modified-retrospective transition method will require restatement.

As permitted by SFAS No. 123, we currently account for share-based payments to employees using APB No. 25's intrinsic value method and, as such, generally recognize no compensation cost for employee stock options or stock issuances under the employee stock purchase plan. Although the full impact of our adoption of SFAS No. 123(R)'s fair value method has not yet been determined, we expect that it will have a significant impact on our results of operations. The disclosure under SFAS No. 123 of pro forma net income and earnings per share as if we had recognized compensation cost for share-based payments under SFAS No. 123 for the three years ended December 31, 2004 is not necessarily indicative of the potential impact of recognizing compensation cost for share-based payments under SFAS No. 123(R) in future periods. The potential impact of adopting SFAS No. 123(R) is dependent on levels of share-based payments granted, the specific option pricing model utilized to determine fair value and the transition methodology selected.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to foreign currency exchange rate risk in the ordinary course of doing business as we transact or hold a portion of our funds in foreign currencies, particularly the Indian Rupee. Accordingly, we periodically evaluate the need for hedging strategies to mitigate the effect of foreign currency fluctuations. During July 2004, we entered into a foreign currency forward contract, with a six-month term and notional amount of $12.5 million, to sell the Indian Rupee for U.S. dollars. We may continue to enter into such instruments in the future to reduce foreign currency exposure to appreciation or depreciation in the value of certain foreign currencies. Other than the aforementioned forward contract, we have not engaged in hedging activities nor have we entered into off-balance sheet transactions, arrangements or other relationships with unconsolidated entities or other persons that are likely to affect liquidity or the availability of or requirements for capital resources.

We do not believe we are exposed to material direct risks associated with changes in interest rates other than with our cash and cash equivalents and short-term bank deposits. As of December 31, 2004, we had approximately $314.8 million of cash and cash equivalents and short-term bank deposits which are impacted almost immediately by changes in short-term interest rates.

Forward-Looking Statements

The statements contained in this Annual Report that are not historical facts are forward-looking statements (within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties. Such forward-looking statements may be identified by, among other things, the use of forward-looking terminology such as "believes," "expects," "may," "will," "should" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. From time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Such forward-looking statements may be included in various filings made by us with the Securities and Exchange Commission, or press releases or oral statements made by or with the approval of one of our authorized executive officers. These forward-looking statements, such as statements regarding anticipated future revenues, contract percentage completions, capital expenditures, and other statements regarding matters that are not historical facts, involve predictions. Our actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. There are a number of important factors that could cause our results to differ materially from those indicated by such forward-looking statements which include general economic conditions and factors discussed in our most recent Annual Report on Form 10-K for the year ended December 31, 2004 and other filings with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Management's Responsibility for Financial Statements

Our management is responsible for the integrity and objectivity of all information presented in this annual report. The consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States of America and include amounts based on management's best estimates and judgments. Management believes the consolidated financial statements fairly reflect the form and substance of transactions and that the financial statements fairly represent the Company's financial position and results of operations.

The Audit Committee of the Board of Directors, which is composed solely of independent directors, meets regularly with the Company's independent registered public accounting firm and representatives of management to review accounting, financial reporting, internal control and audit matters, as well as the nature and extent of the audit effort. The Audit Committee is responsible for the engagement of the independent registered public accounting firm. The independent auditors registered public accounting firm has free access to the Audit Committee.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 and is a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of our management and directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2004. In making this assessment, the company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework.*

Based on its evaluation, our management has concluded that, as of December 31, 2004, our internal control over financial reporting was effective. Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included on page 27.



Lakshmi Narayanan
President and
Chief Executitve Officer



Gordon Coburn
Executive Vice President and
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Cognizant Technology Solutions Corporation:

We have completed an integrated audit of Cognizant Technology Solutions Corporation's 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of operations and comprehensive income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Cognizant Technology Solutions Corporation and its subsidiaries (the "Company") at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinions.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in the accompanying "Management's Report on Internal Control Over Financial Reporting", that the Company maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control-Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Florham Park, New Jersey
March 16, 2005

Consolidated Statements of Financial Position

(in thousands, except par values)

	At December 31,	
	2004	2003
Assets		
Current assets:		
Cash and cash equivalents	**$ 293,446**	$ 194,221
Investments in short-term bank deposits	**21,315**	–
Trade accounts receivable, net of allowances of $1,560 and $989, respectively	**96,363**	52,253
Unbilled accounts receivable	**14,154**	9,543
Deferred income tax assets	**16,815**	18,777
Other current assets	**11,904**	8,414
Total current assets	**453,997**	283,208
Property and equipment, net of accumulated depreciation of $47,436 and $34,168, respectively	**90,705**	58,438
Goodwill	**9,701**	4,477
Other intangible assets, net	**12,126**	16,436
Other assets	**6,216**	2,741
Total assets	**$ 572,745**	$ 365,300
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	**$ 11,190**	$ 9,423
Accrued expenses and other liabilities	**103,870**	53,213
Total current liabilities	**115,060**	62,636
Deferred income tax liabilities	**4,156**	28,594
Total liabilities	**119,216**	91,230
Commitments and contingencies (See Notes 10 and 11)		
Stockholders' equity: (See Note 1)		
Preferred stock, $.10 par value, 15,000 shares authorized, none issued	**–**	–
Class A common stock, $.01 par value, 325,000 shares authorized and 134,177 shares issued and outstanding at December 31, 2004, 200,000 shares authorized and 128,674 shares issued and outstanding at December 31, 2003[1]	**1,342**	1,286
Class B common stock, $.01 par value, no shares authorized at December 31, 2004, 25,000 shares authorized at December 31, 2003, none outstanding[1]	**–**	–
Additional paid in capital[1]	**191,322**	117,811
Retained earnings	**251,216**	150,973
Accumulated other comprehensive income	**9,649**	4,000
Total stockholders' equity	**453,529**	274,070
Total liabilities and stockholders' equity	**$ 572,745**	$ 365,300

[1]Restated to reflect 2-for-1 stock split effected by a 100% stock dividend paid on June 17, 2004.

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Operations and Comprehensive Income

(in thousands, except per share data)

	Year Ended December 31,		
	2004	2003	2002
Revenues	**$586,673**	$ 365,656	$ 208,657
Revenues-related party	**-**	2,575	20,429
Total revenues	**586,673**	368,231	229,086
Cost of revenues	**319,810**	199,724	122,701
Gross profit	**266,863**	168,507	106,385
Selling, general and administrative expenses	**132,796**	84,259	53,345
Depreciation and amortization expense	**16,447**	11,936	7,842
Income from operations	**117,620**	72,312	45,198
Other income (expense), net:			
Interest income	**4,389**	2,128	1,808
Split-off costs (See Note 1)	**-**	(2,010)	(1,680)
Other income (expense), net	**86**	(199)	(235)
Total other income (expense)	**4,475**	(81)	(107)
Income before provision for income taxes	**122,095**	72,231	45,091
Provision for income taxes	**(21,852)**	(14,866)	(10,529)
Net income	**$100,243**	$ 57,365	$ 34,562
Basic earnings per share[1]	**$ 0.77**	$ 0.46	$ 0.29
Diluted earnings per share[1]	**$ 0.70**	$ 0.42	$ 0.27
Weighted average number of common shares outstanding – Basic[1]	**130,990**	125,011	118,479
Dilutive effect of shares issuable as of period-end under stock option plans[1]	**11,566**	10,803	8,908
Weighted average number of common shares outstanding – Diluted[1]	**142,556**	135,814	127,387
Comprehensive Income:			
Net income	**$100,243**	$ 57,365	$ 34,562
Foreign currency translation adjustments	**5,649**	4,185	(27)
Total comprehensive income	**$105,892**	$ 61,550	$ 34,535

[1]Restated to reflect 2-for-1 stock split effected by a 100% stock dividend paid on June 17, 2004.

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(in thousands)

	Class A Common stock[1]		Class B Common stock		Additional Paid-in Capital[1]	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount	Shares	Amount				
Balance, December 31, 2001	116,130	$ 1,158	–	$ –	$ 38,746	$ 59,046	$ (158)	$ 98,792
Translation Adjustment	–	–	–	–	–	–	(27)	(27)
Exercise of Stock Options	6,222	60	–	–	18,852	–	–	18,912
Tax Benefit related to Stock Plans	–	–	–	–	12,111	–	–	12,111
Employee Stock Purchase Plan	168	6	–	–	1,125	–	–	1,131
Net Income	–	–	–	–	–	34,562	–	34,562
Balance, December 31, 2002	122,520	1,224	–	–	70,834	93,608	(185)	165,481
Translation Adjustment	–	–	–	–	–	–	4,185	4,185
Exercise of Stock Options	5,958	60	–	–	21,828	–	–	21,888
Tax Benefit related to Stock Plans	–	–	–	–	22,299	–	–	22,299
Employee Stock Purchase Plan	196	2	–	–	2,362	–	–	2,364
Compensatory Grants	–	–	–	–	488	–	–	488
Net Income	–	–	–	–	–	57,365	–	57,365
Balance, December 31, 2003	128,674	1,286	–	–	117,811	150,973	4,000	274,070
Translation Adjustment	–	–	–	–	–	–	5,649	5,649
Exercise of Stock Options	5,263	53	–	–	31,071	–	–	31,124
Tax Benefit related to Stock Plans	–	–	–	–	36,799	–	–	36,799
Employee Stock Purchase Plan	240	3	–	–	5,641	–	–	5,644
Net Income	–	–	–	–	–	100,243	–	100,243
Balance, December 31, 2004	134,177	$ 1,342	–	$ –	$ 191,322	$ 251,216	$ 9,649	$ 453,529

[1] Restated to reflect 2-for-1 stock split effected by a 100% stock dividend paid on June 17, 2004.

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,		
	2004	2003	2002
Cash flows from operating activities:			
Net income	**$100,243**	$ 57,365	$ 34,562
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**16,447**	11,936	7,842
Provision for doubtful accounts	**527**	100	510
Split-off costs (See Note 1)	**–**	2,010	1,680
Deferred income taxes	**(22,326)**	(10,977)	(2,248)
Tax benefit related to stock option exercises	**36,799**	22,299	12,111
Changes in assets and liabilities:			
Trade accounts receivable	**(42,739)**	(13,442)	(14,663)
Other current assets	**(8,293)**	(8,183)	(851)
Other assets	**(3,495)**	1,334	(370)
Accounts payable	**1,546**	1,785	3,296
Accrued and other liabilities	**48,624**	15,635	14,813
Net cash provided by operating activities	**127,333**	79,862	56,682
Cash flows used in investing activities:			
Purchases of property and equipment	**(46,581)**	(29,991)	(22,268)
Investment in short-term bank deposits	**(43,351)**	–	–
Proceeds from maturity of short-term bank deposits	**23,033**	–	–
Acquisitions, net of cash acquired	**(1,495)**	(7,823)	(13,196)
Net cash used in investing activities	**(68,394)**	(37,814)	(35,464)
Cash flows from financing activities:			
Proceeds from issued shares	**36,768**	24,740	20,043
Split-off costs (See Note 1)	**–**	(2,963)	–
Net cash provided by financing activities	**36,768**	21,777	20,043
Effect of currency translation	**3,518**	4,185	(27)
Increase in cash and cash equivalents	**99,225**	68,010	41,234
Cash and cash equivalents, at beginning of year	**194,221**	126,211	84,977
Cash and cash equivalents, at end of year	**$293,446**	$ 194,221	$ 126,211
Supplemental information:			
Cash paid for income taxes during the year	**$ 9,608**	$ 3,331	$ 2,896

The accompanying notes are an integral part of the consolidated financial statements.

(in thousands, except share and per share data)

1. Basis of Presentation

Description of Business. Cognizant Technology Solutions Corporation ("Cognizant" or the "Company") is a leading provider of custom information technology ("IT") services related to IT design, development, integration and maintenance services primarily for Fortune 1000 companies located in North America and Europe. Cognizant's core competencies include web-centric applications, data warehousing, and component-based development and legacy and client-server systems. Cognizant provides the IT services it offers using an integrated on-site/offshore business model. This seamless on-site/offshore business model combines technical and account management teams located on-site at the customer location and offshore at dedicated development centers located primarily in India.

Organization. Cognizant began its IT development and maintenance services business in early 1994, as an in-house technology development center for The Dun & Bradstreet Corporation and its operating units. In 1996, Cognizant, along with certain other entities, was spun-off from the Dun & Bradstreet Corporation to form a new company, Cognizant Corporation. On June 24, 1998, Cognizant completed its initial public offering of its Class A common stock. On June 30, 1998, a majority interest in Cognizant, and certain other entities were spun-off from Cognizant Corporation to form IMS Health Incorporated ("IMS Health"). Subsequently, Cognizant Corporation was renamed Nielsen Media Research, Incorporated. At December 31, 2002, IMS Health owned 55.3% of the outstanding stock of Cognizant.

Split-Off from IMS Health. On February 13, 2003 (the "Split-Off Date"), IMS Health distributed all of the Cognizant common stock that IMS Health owned in an exchange offer to IMS stockholders (the "Split-Off"). As a result of the Split-Off, IMS Health and its affiliates are no longer related parties of Cognizant as of the Split-Off Date. Accordingly, only services rendered to or received from IMS Health and its affiliates during the period January 1, 2003 to the Split-Off Date are classified as related party transactions. Services rendered to or received from IMS Health subsequent to the Split-Off Date are classified as third party transactions. (See Note 9).

In connection with the Split-Off, Cognizant was obligated to pay the costs associated with the Split-Off (the "Split-Off Costs") in connection with the exchange offer under the provisions of an Intercompany Agreement, dated as of May 15, 1998. The Intercompany Agreement provided that Cognizant would pay its own costs, without reimbursement, and the costs of IMS Health (other than underwriting discounts, commissions and certain other specified costs) necessary to facilitate a sale or spin-off of IMS Health's ownership interest in the Company.

In 2003, Cognizant incurred direct and incremental costs of $2,010 resulting from external costs contractually incurred related to the Split-Off. Such costs included direct legal, accounting, printing and other costs, including a non-cash charge calculated in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees and Related Interpretations" ("APB No. 25") of approximately $488 related to the retention, acceleration and extended life of Cognizant common stock options held by two former Directors of Cognizant who resigned on the Split-Off Date as a condition of the Split-Off. Such former Directors were, as of the Split-Off Date, officers of IMS Health.

Of the total $3,690 of Split-Off Costs incurred and recorded, including approximately $1,680 recorded in 2002, all costs were paid as of December 31, 2003. Cognizant did not receive any proceeds from the IMS Health exchange offer.

Capital Stock. In connection with the Split-Off, IMS Health, as the Company's majority stockholder at that time, approved amendments to Cognizant's certificate of incorporation that became effective following consummation of the Split-Off. The material terms of these amendments:

- provided for a classified board of directors;
- set the number of Cognizant's directors; and
- provided for supermajority approval requirements for actions to amend, alter, change, add to or repeal specified provisions of Cognizant's certificate of incorporation and any provision of the by-laws.

In connection with the Split-Off, Cognizant's Board of Directors also approved amendments to Cognizant's by-laws, which became effective following completion of the Split-Off. The material terms of these amendments made to Cognizant's by-laws affected nominations of persons for election to the Board of Directors and proposals of business at annual or special meetings of stockholders. Cognizant's Board of Directors also adopted a stockholders' rights plan providing certain rights to stockholders under certain circumstances.

On April 12, 2004, the Board of Directors declared a conditional two-for-one stock split to be effected by a 100% stock dividend payable on June 17, 2004 to stockholders of record as of May 27, 2004. The stock split was subject to stockholder approval at the Company's May 26, 2004 Annual Meeting of Stockholders of an amendment to the Restated Certificate of Incorporation to increase the number of authorized shares of Class A common stock. On May 26, 2004, the Company's stockholders approved such amendment to the Restated Certificate of Incorporation and as a result, a 100% stock dividend was paid on June 17, 2004 to stockholders of record as of May 27, 2004. The stock split has been reflected in the accompanying consolidated financial statements, and all applicable references as to the number of outstanding common shares and per share information have been restated to reflect the stock split as if it occurred at the beginning of the earliest period presented. Stockholders' equity accounts have been restated to reflect a $653 reclassification of an amount equal to the par value of the increase in issued shares of Class A common stock from the additional paid-in-capital account to the Class A common stock account. The amendment to the Restated Certificate of Incorporation increased the number of authorized shares of Class A common stock to 325,000,000 and eliminated the authorization of Class B common stock.

2. Summary of Significant Accounting Policies

Principles of Consolidation. The consolidated financial statements reflect the consolidated financial position, results of operations and cash flows of the Company and its consolidated subsidiaries for all periods presented. All intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents. The Company considers all highly liquid instruments with a maturity of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents primarily consist of cash deposits and highly liquid investments in investment grade short-term debt securities.

Investment in Short-Term Bank Deposits. The Company's investments in bank deposits mature in less than one year. These short-term investments are valued at cost, which approximate fair value.

Allowance for Doubtful Accounts. The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The allowance for doubtful accounts is determined by evaluating the relative credit-worthiness of each customer, historical collections experience and other information, including the aging of the receivables.

Unbilled Accounts Receivable. Unbilled accounts receivable represent revenues on contracts to be billed, in subsequent periods, as per the terms of the related contracts.

Short-Term Financial Assets and Liabilities. Cash and cash equivalents, trade receivables, accounts payable and other accrued liabilities are short-term in nature and, accordingly, their carrying values approximates fair value.

Investments. Investments in business entities in which the Company does not have control or the ability to exercise significant influence over the operating and financial policies are accounted for under the cost method. Investments are evaluated for impairment at least annually, or as circumstances warrant.

Property and Equipment. Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated on the straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease or the estimated useful life of the improvement. Maintenance and repairs are expensed as incurred, while renewals and betterments are capitalized. Deposits paid towards acquisition of long-lived assets and the cost of assets not put in use before the balance sheet date are disclosed under the caption "capital work-in-progress" in Note 3.

Internal Use Software. Expenditures for major software purchases and software developed or obtained for internal use are capitalized, including the salaries and benefits of employees that are directly involved in the installation of such software. The capitalized costs are amortized on a straight-line method over the lesser of three years or its useful life. Costs associated with preliminary project stage activities, training, maintenance and all other post-implementation stage activities are expensed as incurred.

Goodwill and Other Intangibles. Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets" ("SFAS No. 142"), which requires that goodwill no longer be amortized, but instead tested at the reporting unit level for impairment at least annually or as circumstances warrant. If an impairment is indicated, a write-down to fair value (normally measured by discounting estimated future cash flows) is recorded. Other intangibles represent primarily customer relationships and assembled workforce, which are being amortized on a straight-line basis over their estimated useful lives.

Long-Lived Assets. In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", the Company reviews for impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In general, the Company will recognize an impairment loss when the sum of undiscounted expected future cash flows is less than the carrying amount of such assets. The impairment loss would equal the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Revenue Recognition. The Company's services are entered into on either a time-and-materials or fixed-price basis. Revenues related to time-and-material contracts are recognized as the service is performed. Revenues related to fixed-price contracts that provide for highly complex information technology application development services are recognized as the service is performed using the percentage of completion method of accounting, under which the total value of revenue is recognized on the basis of the percentage that each contract's cost to date bears to the total estimated cost (cost to cost method). Revenues related to fixed-priced contracts that provide solely for application maintenance services are recognized on a straight-line basis or as services are rendered or transactions processed in accordance with contractual terms. Expenses are recorded as incurred over the contract period.

Effective July 1, 2003, the Company adopted Emerging Issues Task Force ("EITF") Consensus 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). For contracts with multiple deliverables, the Company evaluates at the inception of each new contract all deliverables in an arrangement to determine whether they represent separate units of accounting. For arrangements with multiple units of accounting, primarily fixed-price contracts that provide both application maintenance and application development services and certain application maintenance contracts, arrangement consideration is allocated among the units of accounting, where separable, based on their relative fair values and revenue is recognized for each

(in thousands, except share and per share data)

unit of accounting based on the Company's revenue recognition policy described above. The adoption of EITF 00-21 did not have a material impact on the Company's financial position, results of operations or cash flows.

Fixed-price contracts are cancelable subject to a specified notice period. All services provided by the Company through the date of cancellation are due and payable under the contract terms. The Company issues invoices related to fixed-price contracts based upon achievement of milestones during a project or other contractual terms. Differences between the timing of billings, based upon contract milestones or other contractual terms, and the recognition of revenue, based upon the percentage-of-completion method of accounting, are recognized as either unbilled or deferred revenue. Estimates of certain fixed-price contracts are subject to adjustment as a project progresses to reflect changes in expected completion costs. The cumulative impact of any revision in estimates is reflected in the financial reporting period in which the change in estimate becomes known and any anticipated losses on contracts are recognized immediately. Warranty provisions generally exist under such contracts for a period of ninety days past contract completion and costs related to such provisions are accrued at the time the related revenues are recorded.

Revenues related to services performed without a signed agreement or work order are not recognized until there is evidence of an arrangement, such as when agreements or work orders are signed or payment is received; however, the cost related to the performance of such work is recognized in the period the services are rendered.

For all services, revenue is recognized when, and if, evidence of an arrangement is obtained and the other criteria to support revenue recognition are met, including the price is fixed or determinable, services have been rendered and collectibility is assured.

The Company accounts for reimbursement of out-of-pocket expenses as revenues. Cost of revenues is exclusive of depreciation and amortization of property and equipment.

Accounting for Stock-Based Employee Compensation Plans. In the first quarter of 2003, the Company adopted the interim disclosure requirements of SFAS No. 148, "Accounting for Stock-Based Compensation" (SFAS No. 148) which amended SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). SFAS No. 148 provides alternative methods to transition for a voluntary change to fair value-based method of accounting for stock-based employee compensation and requires disclosures in annual and interim financial statements of the effects of stock-based compensation as reflected below. The Company continues to account for its stock-based employee compensation plans (as more fully described in Note 8) under the recognition and measurement principles of APB No. 25. Except for approximately $488 calculated in accordance with APB No. 25 related to the retention, acceleration and extended life of Cognizant common stock options by two former Directors of Cognizant included in Split-Off Costs and one grant in 1998, no employee stock-based compensation cost is reflected in net income, as all options granted under the plans had an exercise price equal to the market value of the underlying common stock on the date of grant and for the stock purchase plan the discount does not exceed 15%.

Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans, consistent with the method prescribed by SFAS No. 123, as amended by SFAS No. 148, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below:

	December 31,		
	2004	2003	2002
Net income, as reported	**$ 100,243**	$ 57,365	$ 34,562
Add: Stock-based compensation expense, net of related tax benefit, included in net income	**–**	488	–
Deduct: Total stock-based compensation expense determined under the fair value method for all awards, net of related tax benefits	**15,193**	15,495	11,562
Pro forma net income	**$ 85,050**	$ 42,358	$ 23,000
Earnings per share:			
Basic earnings per share, as reported	**$ 0.77**	$ 0.46	$ 0.29
Pro forma-basic earnings per share	**$ 0.65**	$ 0.34	$ 0.19
Diluted earnings per share, as reported	**$ 0.70**	$ 0.42	$ 0.27
Pro forma-diluted earnings per share	**$ 0.60**	$ 0.31	$ 0.18

The pro forma disclosures shown above are not representative of the effects on net income and earnings per share in future years.

For purposes of pro forma disclosures only, the fair value for all Company options was estimated at the date of grant using the Black-Scholes option model with the following weighted average assumptions:

Years ended December 31,	**2004**	2003	2002
Dividend yield	**0%**	0%	0%
Volatility factor	**46%**	45%	65%
Expected life (in years):			
Options	**4.0**	4.0	2.9
Stock purchase plans	**.25**	.25	.25
Weighted average risk-free interest rate:			
Options	**3.11%**	2.70%	2.71%
Employee stock purchase plans	**1.26%**	0.96%	1.60%
Weighted average fair value:			
Options	**$ 10.06**	$ 4.40	$ 3.34
Employee stock purchase plans	**$ 5.03**	$ 2.59	$ 1.62

See Note 8 for additional information relating to the Company's stock plans.

(in thousands, except share and per share data)

Foreign Currency Translation. The assets and liabilities of the Company's subsidiaries other than the Company's Indian subsidiary ("Cognizant India"), are translated into U.S. dollars from local currencies at current exchange rates and revenues and expenses are translated from local currencies at average monthly exchange rates. The resulting translation adjustments are recorded in a separate component of stockholders' equity. For Cognizant India, the functional currency is the U.S. dollar, since its sales are made primarily in the United States, the sales price is predominantly in U.S. dollars and there is a high volume of intercompany transactions denominated in U.S. dollars between Cognizant India and its U.S. affiliates. Non-monetary assets and liabilities are translated at historical exchange rates, while monetary assets and liabilities are translated at current exchange rates. The resulting gain (loss) is included in the caption other income (expense), net on the Company's consolidated statements of operations and comprehensive income. Currency transaction gains and losses, which are included in the results of operations, are immaterial for all periods presented. Gains and losses from balance sheet translation are included in accumulated other comprehensive income on the consolidated statement of financial position and represents the only item included in such caption.

Foreign Currency Forward Contract. In July 2004, the Company entered into a foreign currency forward contract, with a six-month term and notional amount of $12,500, to sell the Indian Rupee for U.S. dollars. The counterparty is a credit worthy major financial institution. The Company entered into this forward contract to manage a portion of its foreign currency risk related to Indian Rupee denominated net asset balances, primarily cash investments of Cognizant India. Movement in the exchange rate for the Indian Rupee results in foreign currency gains or losses upon remeasurement of Cognizant India's financial statements into its functional currency, the U.S. dollar. The Company's objective is to reduce foreign currency exposure to appreciation or depreciation in the value of the Indian Rupee by offsetting a portion of such exposure with gains or losses on the forward contract, referred to above.

The Company is accounting for this financial derivative in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. This foreign currency contract does not qualify for hedge accounting under SFAS No. 133. Accordingly, the foreign currency forward contract is marked-to-market and recorded at fair value with unrealized gains and losses reported along with foreign currency gains or losses in the caption "other income (expense), net" on the Company's consolidated statements of operations and comprehensive income. At December 31, 2004, the fair value of the foreign currency forward contract was a liability of $989. For the year ended December 31, 2004, the unrealized loss on the foreign currency forward contract has been recorded as part of net foreign currency transaction gains of $73.

Exit Activities. One-time termination benefits are recognized and measured at fair value at the communication date if the employee would not be retained beyond a minimum retention period (i.e., either a legal notification period or 60 days, if no legal requirement exists). For employees that will be retained beyond the minimum retention period, a liability is accrued ratably over the future service period.

On June 29, 2004, the Company announced that it plans to wind-down operations at its development center located in Limerick, Ireland and close the facility by March 31, 2005. The Company expects to incur during 2004 and 2005 aggregate incremental costs of approximately $1,600 associated with the closure of this facility. In 2004, the Company has recorded expenses of approximately $1,500 primarily for severance, retention bonuses and an obligation to repay funds previously received through local job grant programs and made payments of approximately $1,000. Retention bonuses are being expensed over each eligible employee's future service period. As of December 31, 2004, the Company had an accrual of approximately $500 for wind-down costs. Fixed assets related to this facility are not material and will be depreciated ratably through March 31, 2005. Approximately 50 employees are affected by the closure.

Use of Estimates. The preparation of financial statements in accordance with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including the recoverability of tangible and intangible assets, disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. On an on-going basis, management reevaluates these estimates. The most significant estimates relate to the recognition of revenue and profits based on the percentage of completion method of accounting for certain fixed-bid contracts, the allowance for doubtful accounts, income taxes and related deferred tax assets and liabilities, valuation of goodwill and other long-lived assets, contingencies and litigation. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The actual amounts may vary from the estimates used in the preparation of the accompanying consolidated financial statements.

Risks and Uncertainties. Principally, all of the Company's IT development centers, including a majority of its employees are located in India. As a result, the Company may be subject to certain risks associated with international operations, including risks associated with foreign currency exchange rate fluctuations and risks associated with the application and imposition of protective legislation and regulations relating to import and export or otherwise resulting from foreign policy or the variability of foreign economic or political conditions. From time to time, the Company will engage in hedging transactions to mitigate its risks relating to foreign currency exchange rate

(in thousands, except share and per share data)

fluctuations. Additional risks associated with international operations include difficulties in enforcing intellectual property rights, the burdens of complying with a wide variety of foreign laws, potential geopolitical and other risks associated with terrorist activities and local or cross border conflicts, potentially adverse tax consequences, tariffs, quotas and other barriers.

Concentration of Credit Risk. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, investments in short-term bank deposits and trade accounts receivable. The Company maintains its cash investments with high credit quality financial institutions in investment-grade, short-term debt securities and limits the amount of credit exposure to any one commercial issuer.

Income Taxes. The Company provides for income taxes utilizing the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each balance sheet date, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. If it is determined that it is more likely than not that future tax benefits associated with a deferred tax asset will not be realized, a valuation allowance is provided. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date. Tax benefits earned on exercise of employee stock options in excess of compensation charged to income are credited to additional paid in capital.

Prior to 2002, it was management's intent to repatriate all accumulated earnings from India to the United States; accordingly, the Company has provided deferred income taxes on all such undistributed earnings through December 31, 2001. During the first quarter of 2002, the Company made a strategic decision to pursue an international strategy that includes expanded infrastructure investments in India and geographic expansion in Europe and Asia. As a component of this strategy, beginning in 2002, the Company intends to use Indian earnings to expand operations outside of the United States instead of repatriating these earnings to the United States. Accordingly, effective January 1, 2002, pursuant to APB No. 23, "Accounting for Income Taxes-Special Areas", the Company has not accrued incremental U.S. taxes on Indian earnings recognized in 2002 and subsequent periods as these earnings are considered to be indefinitely reinvested outside of the United States. Deferred U.S. income taxes on unremitted earnings from other foreign entities have not been provided for as such earnings are deemed to be permanently reinvested.

Earnings Per Share ("EPS"). Basic EPS excludes dilution and is computed by dividing earnings available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS includes all potential dilutive common stock in the weighted average shares outstanding.

Reclassifications. Certain prior-year amounts have been reclassified to conform to the 2004 presentation.

New Accounting Standard - Issued but Not Yet Effective. On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS No. 123(R)), which is a revision of SFAS No. 123. SFAS No. 123(R) supersedes APB No. 25 and amends SFAS No. 95, "Statement of Cash Flows." Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options and issuances under employee stock purchase plans, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative under the new standard.

In accordance with the SEC's amendment on April 14, 2005 of the compliance dates of SFAS No. 123(R), Cognizant must adopt SFAS No. 123(R) no later than January 1, 2006. Early adoption is permitted in periods in which financial statements have not yet been issued. Cognizant expects to adopt SFAS No. 123(R) on January 1, 2006. SFAS No. 123(R) allows for two transition methods. The basic difference between the two methods is that the modified-prospective transition method does not require restatement of prior periods, whereas the modified-retrospective transition method will require restatement.

As permitted by SFAS No. 123, the Company currently accounts for share-based payments to employees using APB No. 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options or stock issuances under the employee stock purchase plan. Although the full impact of Cognizant's adoption of SFAS No. 123(R)'s fair value method has not yet been determined, the Company expects that it will have a significant impact on its results of operations. The disclosure of pro forma net income and earnings per share as if the Company had recognized compensation cost for share-based payments under SFAS No. 123 for the three years ended December 31, 2004 is not necessarily indicative of the potential impact of recognizing compensation cost for share based payments under SFAS No. 123(R) in future periods. The potential impact of adopting SFAS No. 123(R) is dependent on levels of share-based payments granted, the specific option pricing model utilized to determine fair value and the transition methodology selected.

(in thousands, except share and per share data)

3. Supplemental Financial Data

Property and Equipment

Property and equipment consist of the following:

	Estimated Useful Life (Years)	December 31, 2004	2003
Buildings	30	**$ 17,964**	$ 17,783
Computer equipment and purchased software	3	**49,951**	34,564
Furniture and equipment	5 – 9	**23,168**	18,636
Land		**10,272**	1,743
Capital work-in-progress		**14,737**	692
Leasehold improvements	Over shorter of lease term or life of asset	**22,049**	19,188
Sub-total		**138,141**	92,606
Accumulated depreciation and amortization		**(47,436)**	(34,168)
Property and Equipment - Net		**$ 90,705**	$ 58,438

Depreciation and amortization expense related to property and equipment was $14,442, $10,451 and $7,516 for the years ended December 31, 2004, 2003 and 2002, respectively.

Accrued Expenses and Other Liabilities

Accrued expenses and other current liabilities consist of the following:

	December 31, 2004	2003
Accrued compensation and benefits	**$ 58,629**	$ 30,092
Accrued taxes	**2,171**	1,497
Deferred revenue	**15,044**	4,821
Accrued professional fees	**4,404**	3,623
Accrued vacation	**7,790**	5,015
Accrued travel and entertainment	**6,266**	3,674
Other	**9,566**	4,491
Total	**$103,870**	$ 53,213

4. Acquisitions

On February 27, 2004, the Company acquired Ygyan Consulting Private Ltd. ("Ygyan"), an India-based SAP services provider, for $1,676. Ygyan was acquired to increase the Company's SAP service capabilities.

On November 24, 2003, the Company acquired the stock of Infopulse Nederland B.V. ("Infopulse"), a Netherlands-based information technology services company specializing in the banking and financial services industry for approximately $6,900 (including approximately $400 of direct deal costs) of which approximately $1.1 million is payable in 2005. Additional purchase price, not to exceed 3.5 million Euros (approximately $4,700), payable in 2006 is contingent on Infopulse achieving certain revenue and operating income targets for the 24-month period ending December 31, 2005. This acquisition will allow the Company to improve its service capabilities in the Benelux region by adding local client partners, industry expertise and local language capability.

On April 1, 2003, the Company acquired the U.S.-based company of ACES International, Inc. ("ACES"), that specializes in Customer Relationship Management solutions, serving clients in healthcare, financial services and telecommunications verticals, for approximately $4,700 (including approximately $500 of direct deal costs).

The Company has accounted for the acquisitions of Ygyan, Infopulse and ACES as business combinations under the provisions of SFAS No. 141, "Business Combinations." The operating results of Ygyan, Infopulse and ACES have been included in the consolidated financial statements of the Company, effective February 27, 2004, November 24, 2003 and April 1, 2003, respectively. The Company recorded approximately $7,600 of goodwill and $1,800 of intangible assets, principally customer relationships, in connection with the 2003 acquisitions. See Note 5.

On June 30, 2002, Cognizant Technology Solutions Ireland Limited ("Cognizant Ireland"), a newly formed wholly-owned subsidiary of the Company, purchased certain assets and assumed certain liabilities from UnitedHealthcare Ireland Limited ("UHCI"), a subsidiary of UnitedHealth Group, for $3,043 (including approximately $143 of direct deal costs). In accordance with SFAS No. 142, this transaction was determined to be an acquisition of assets, not a business combination. UHCI, through Cognizant Ireland, provides application development and maintenance services. See Note 2.

On October 29, 2002, the Company completed the transfer of Silverline Technologies, Inc.'s ("Silverline") practice, which serviced a major financial services company to the Company for $10,424 (including approximately $620 of direct deal costs). In accordance with SFAS No. 142, this transaction was determined to be an acquisition of assets, not a business combination. Under the terms of the transfer, the Company provides application design, development and maintenance services to such major financial services company through an acquired workforce of approximately 300 IT and support professionals located primarily in the United States and India.

In accordance with SFAS No. 142, the Company has allocated, based upon independent appraisals, the respective purchase prices to the UHCI and Silverline tangible and intangible assets and liabilities acquired. The operating results of Cognizant Ireland and Silverline have been included in the consolidated financial statements of the Company effective July 1 and October 29, 2002, respectively. The Company recorded intangible assets of approximately $13,200 in connection with the 2002 acquisitions. See Note 5.

(in thousands, except share and per share data)

The operating results of Ygyan, Infopulse, ACES, UHCI and Silverline, for the periods included indicated above, were not material to the consolidated operating results of the Company for the years ended December 31, 2004, 2003 and 2002.

5. Goodwill and Intangible Assets, net

Changes in goodwill for the year ended December 31, 2004 and 2003 are as follows:

	2004	2003
Balance beginning of year	**$ 4,477**	$ 878
Acquisition and adjustments	**5,154**	3,599
Cumulative translation adjustments	**70**	–
Balance end of year	**$ 9,701**	$ 4,477

In 2004, approximately $1,126 of the increase in goodwill relates to the acquisition of Ygyan and approximately $4,028 relates to an adjustment to the initial purchase price allocation of Infopulse. The increase in goodwill in 2003 relates to the acquisition of ACES. No impairment losses were recognized during the three years ended December 31, 2004.

Components of intangibles assets are as follows:

	2004	2003	Weighted Average Life
Intangibles:			
Customer relationships	**$14,849**	$17,061	10 years
Assembled workforce	**1,162**	1,106	1.8 years
Other	**175**	120	5-8 years
	16,186	18,287	
Less: accumulated amortization	**(4,060)**	(1,851)	
Intangible assets, net	**$12,126**	$16,436	

All of the intangible assets have finite lives and as such are subject to amortization. Amortization of intangibles totaled $2,005 for 2004, $1,485 for 2003 and $326 for 2002. Estimated amortization expenses of the Company's existing intangible assets for the next five years are as follows:

Year	Amount
2005	$ 1,584
2006	1,573
2007	1,573
2008	1,573
2009	1,572

6. Employee Benefits

The Company has a 401(k) savings plan which allows eligible U.S. employees of the Company to contribute a percentage of their compensation into the plan and the Company matches up to 50.0% of the eligible employee's contribution. The amount charged to expense for the matching contribution was $1,046, $642 and $479 for the years ended December 31, 2004, 2003 and 2002, respectively. Certain of the Company's employees participate in a defined contribution plan in the United Kingdom and Ireland sponsored by the Company. The costs to the Company related to these plans were not material to the Company's results of operations or financial position for the years presented.

Cognizant India maintains employee benefit plans that cover substantially all India-based employees. The employees' provident fund, pension and family pension plans are statutory defined contribution retirement benefit plans. Under the plans, employees contribute up to 12% of their base compensation, which is matched by an equal contribution by Cognizant India. Contribution expense recognized was $2,254, $1,310 and $928 for the years ended December 31, 2004, 2003 and 2002, respectively.

Cognizant India also maintains a statutory gratuity plan that is a statutory post-employment benefit plan providing defined lump sum benefits. Cognizant India makes annual contributions to an employee's gratuity fund established with a government-owned insurance corporation to fund a portion of the estimated obligation. The Company estimates its obligation based upon employees' salary and years of service. Contribution expense recognized by the Company was $2,752, $1,112 and $752 for the years ended December 31, 2004, 2003 and 2002, respectively.

The Company does not offer any defined benefit pension plans to its employees.

7. Income Taxes

Income before provision for income taxes shown below is based on the geographic location to which such income is attributed for years ended December 31:

	2004	2003	2002
United States	**$ 33,688**	$ 17,516	$ 11,892
Foreign	**88,407**	54,715	33,199
Total	**$122,095**	$ 72,231	$ 45,091

The provision for income taxes consists of the following components for the years ended December 31:

	2004	2003	2002
Current:			
Federal and state	**$ 13,829**	$ 8,690	$ 6,292
Foreign	**9,100**	1,942	2,432
Total current	**22,929**	10,632	8,724
Deferred:			
Federal and state	**(338)**	4,355	1,565
Foreign	**(739)**	(121)	240
Total deferred	**(1,077)**	4,234	1,805
Total provision	**$ 21,852**	$ 14,866	$ 10,529

(in thousands, except share and per share data)

A reconciliation between the Company's effective income tax rate and the U.S. Federal statutory rate is as follows:

	2004	%	2003	%	2002	%
Tax expense, at U.S. Federal statutory rate	**$42,733**	**35.0**	$25,281	35.0	$15,782	35.0
State and local income taxes, net of Federal benefit	**2,146**	**1.8**	1,354	1.9	867	1.9
Rate differential on foreign earnings	**(21,989)**	**(18.1)**	(16,124)	(22.3)	(7,544)	(16.7)
Other	**(1,038)**	**(0.8)**	4,355	6.0	1,424	3.2
Total income taxes	**$21,852**	**17.9**	$14,866	20.6	$10,529	23.4

The Company's deferred tax assets and liabilities are comprised of the following at December 31:

	2004	2003
Deferred tax assets:		
Net operating losses	**$40,808**	$ 21,482
Revenue recognition	**447**	1,731
Expenses not currently deductible	**2,283**	586
Other	**278**	161
	43,816	23,960
Less valuation allowance	**2,758**	2,306
Deferred tax assets, net	**41,058**	21,654
Deferred tax liabilities:		
Undistributed Indian income	**24,115**	28,594
Other	**4,284**	2,877
Deferred tax liabilities	**28,399**	31,471
Net deferred tax asset (liability)	**$12,659**	$ (9,817)

At December 31, 2004, Cognizant has estimated net operating loss carryforwards for U.S. tax purposes of approximately $94,200. For Federal purposes, these losses have expiration dates ranging from December 31, 2022 through December 31, 2024. For state purposes, the date of expiration varies but will generally be less than or equal to the Federal expiration period. The Company has foreign net operating loss carryforwards of approximately $8,000, of which approximately $6,700 relates to pre-acquisition net operating losses. The Company has recorded a full valuation allowance on the foreign net operating loss carryforwards. If tax benefits are recognized through reduction of the valuation allowance, approximately $2,300 of such benefits will reduce goodwill. The foreign net operating loss carryforwards do not have an expiration date.

Cognizant's Indian subsidiary, Cognizant India, is an export-oriented company, which, under the Indian Income Tax Act of 1961 is entitled to claim tax holidays for a period of ten consecutive years for each Software Technology Park ("STP") with respect to export profits for each STP. Substantially all of the earnings of Cognizant India are attributable to export profits. In 2004, the ten-year tax holiday period expired for one STP and, accordingly, the export profits for that STP are subject to income tax. Export profits from the remaining STPs in India are currently entitled to a 100% exemption from Indian income tax. Under current law, these tax holidays will be completely phased out by March of 2009. For the years ended December 31, 2004, 2003 and 2002, the effect of the income tax holiday was to reduce the overall income tax provision and increase net income by approximately $24,208, $12,423 and $7,683, respectively, and increase diluted EPS by $0.17, $0.09 and $.06, respectively.

Prior to January 1, 2002, it was the Company's intent to repatriate all accumulated earnings from India to the United States. Accordingly, Cognizant has provided deferred income taxes in the amount of approximately $24,115 on all such pre–2002 undistributed earnings. During the first quarter of 2002, Cognizant made a strategic decision to pursue an international strategy that includes expanded infrastructure investments in India and geographic expansion in Europe and Asia. As a component of this strategy, Cognizant intends to use 2002 and future Indian earnings to expand operations outside of the United States instead of repatriating these earnings to the United States. Accordingly, effective January 1, 2002, pursuant to APB No. 23, Cognizant no longer accrues incremental U.S. taxes on all Indian earnings recognized in 2002 and subsequent periods as these earnings are considered to be indefinitely reinvested outside of the United States. As of December 31, 2004, the amount of unrepatriated Indian earnings upon which no incremental U.S. taxes has been recorded is approximately $155,858. If such earnings are repatriated in the future, or no longer deemed to be indefinitely reinvested, Cognizant will accrue the applicable amount of taxes associated with such earnings. Due to the various methods by which such earnings could be repatriated in the future, it is not currently practicable to determine the amount of applicable taxes that would result from such repatriation.

The lower effective income tax rate of 17.9% for the year ended December 31, 2004 as compared to 20.6% for the year ended December 31, 2003, is principally attributed to India's conversion of the withholding tax on dividends to an additional corporate tax on the distribution of profits.

Deferred U.S. income taxes on unremitted earnings from other foreign entities have not been provided for as such earnings are deemed to be permanently reinvested.

On October 22, 2004, the American Jobs Creation Act of 2004 (the "Act") was enacted into law. The Act creates a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85% dividends received deduction for certain dividends from controlled foreign corporations. The deduction is subject to a number of limitations, and as of today, uncertainty remains as to how to interpret numerous provisions in the Act. As such, the Company is not yet in a position to decide on whether, and to what extent, Cognizant might repatriate foreign earnings that have not yet been remitted to the U.S. Under the provisions of the Act and sub-

(in thousands, except share and per share data)

ject to the operating results of its controlled foreign corporations during 2005, the Company will be eligible to repatriate some amount between $0 and $500 million. Due to the complexities of domestic and foreign tax law and the lack of clarity surrounding the Act, the Company cannot reasonably estimate the tax liability if it elects to repatriate any accumulated foreign earnings. The Company expects to finalize its assessment in 2005 after further guidance is published. The funds may only be repatriated in 2005.

8. Employee Stock-Based Compensation Plans

The Key Employees Stock Option Plan provides for the grant of up to 8,385,000 stock options (each option exercisable into one (1) share of the Company's Class A common stock) to eligible employees. Options granted under this plan may not be granted at an exercise price less than fair market value of the underlying shares on the date of grant. These options have a life of ten years, vest proportionally over four years and have an exercise price equal to the fair market value of the common stock on the grant date.

The Non-Employee Directors' Stock Option Plan provides for the grant of up to 858,000 stock options (each option exercisable into one (1) share of the Company's Class A common stock) to eligible directors. Options granted under this plan may not be granted at an exercise price less than fair market value of the underlying shares on the date of grant. These options have a life of ten years, vest proportionally over two years and have an exercise price equal to the fair market value of the common stock on the grant date.

The 1999 Incentive Compensation Plan provides for the grant of up to 36,000,000 stock options (each option exercisable into one (1) share of the Company's Class A common stock) to eligible employees, non-employee Directors and independent contractors. Options granted under this plan may not be granted at an exercise price less than fair market value of the underlying shares on the date of grant. All options have a life of ten years, vest proportionally over four years, unless specified otherwise, and have an exercise price equal to the fair market value of the common stock on the date of grant.

On May 26, 2004, the Company adopted the 2004 Employee Stock Purchase Plan (the "Purchase Plan") that provides for the issuance of up to 3,000,000 shares of Class A common stock to eligible employees. The Purchase Plan provides for eligible employees to designate, in advance of specified purchase periods, a percentage of compensation to be withheld from their pay and applied towards the purchase of such number of whole shares of Class A common stock as can be purchased at a price of 90% of the lesser of (a) the fair market value of a share of Class A common stock on the first date of the purchase period; or (b) the fair market value of a share of Class A common stock on the last date of the purchase period. No employee can purchase more than $25 worth of stock annually, and no stock can be purchased by any person which would result in the purchaser owning more than five percent or more of the total combined voting power or value of all classes of stock of the Company.

During the year ended December 31, 2004, approximately 240,288 shares of Class A common stock were purchased by employees under the Purchase Plan. At December 31, 2004, there were approximately 2,759,712 shares available for future issuance under the Purchase Plan.

A summary of the Company's stock option activity, and related information is as follows as of December 31, 2004, 2003 and 2002:

	2004	**2004**	2003	2003	2002	2002
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	**24,943,330**	**$ 7.40**	22,857,306	$ 4.84	25,833,246	$4.02
Granted	**3,262,196**	**$25.47**	8,940,600	$11.49	4,155,000	$7.54
Exercised	**(5,261,972)**	**$ 5.91**	(5,957,976)	$ 3.68	(6,225,540)	$3.04
Cancelled	**(3,186,250)**	**$ 9.93**	(895,100)	$ 7.70	(888,000)	$6.07
Expired	**(6,400)**	**$ 9.12**	(1,500)	$ 6.78	(17,400)	$7.22
Outstanding - end of year	**19,750,904**	**$10.36**	24,943,330	$ 7.40	22,857,306	$4.84
Exercisable - end of year	**9,195,954**	**$ 5.79**	8,003,580	$ 4.37	7,287,468	$3.42

At December 31, 2004, 2,261,990 options (each option exercisable into one (1) share of the Company's Class A common stock) were available for future issuance under the Company's option plans.

The following summarizes information about the Company's stock options outstanding and exercisable by price range at December 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
$0.32 - $0.32	396,565	2.6 Years	$ 0.32	396,565	$ 0.32
$0.83 - $0.83	53,900	3.5 Years	$ 0.83	53,900	$ 0.83
$1.34 - $1.96	107,100	4.5 Years	$ 1.94	107,100	$ 1.94
$2.04 - $2.55	944,380	4.4 Years	$ 2.10	944,380	$ 2.10
$3.46 - $5.16	3,695,176	4.3 Years	$ 4.69	2,652,826	$ 4.69
$5.25 - $7.58	3,848,983	6.2 Years	$ 5.84	3,033,433	$ 5.75
$8.13 - $11.63	6,347,102	7.9 Years	$ 9.59	1,744,452	$ 9.27
$12.54 - $18.25	910,700	8.7 Years	$ 16.41	168,950	$ 16.26
$20.00 - $26.95	2,801,198	9.3 Years	$ 22.76	94,348	$ 21.56
$30.79 - $39.71	645,800	9.9 Years	$ 35.56	--	$ --
Total	19,750,904	6.9 Years	$ 10.36	9,195,954	$ 5.79

Compensation cost recognized by the Company under APB No. 25 was $0, $488 and $0 for 2004, 2003 and 2002, respectively.

(in thousands, except share and per share data)

9. Related Party Transactions and Transactions with Affiliates

Revenues. The Company and IMS Health have entered into Master Services Agreements pursuant to which the Company provides certain IT services to IMS Health. As a result of the Split-Off, IMS Health is no longer a related party to the Company as of the Split-Off Date. Accordingly, revenues from IMS Health subsequent to the Split-Off Date are classified as third party revenues. The Company recognized related party revenues from IMS Health totaling $2,575 and $20,429 in 2003 and 2002, respectively. Total revenues from IMS Health during 2003, including related party revenues prior to the Split-Off Date, were approximately $22,675.

Services. IMS Health provides the Company with certain administrative services under the provisions of an amended and restated Intercompany Services Agreement entered into in connection with the Split-Off. In 2003 and prior periods, IMS Health permitted the Company to participate in certain of IMS Health's business insurance plans and provided certain other services such as tax planning and compliance, which have since been transitioned to the Company. Total costs charged in connection with these services during the period January 1, 2003 through the Split-Off Date and, in 2002 were $28 and $656, respectively.

The Company has a strategic relationship with The Trizetto Group Inc. ("Trizetto") that includes helping its healthcare customers integrate Trizetto's products with their existing information systems and, within Trizetto, supporting further development of these software applications. As of the Split-Off Date, IMS Health owned approximately 26.4% of the outstanding common stock of Trizetto. The Company recorded revenues from Trizetto of approximately $831 from January 1, 2003 through the Split-Off Date and $2,577 in 2002. The Company recorded expenses related to Trizetto commissions of approximately $9 from January 1, 2003 through the Split-Off Date and $697 in 2002.

Pension Plans. In 2003 and 2002, certain U.S. employees of the Company participated in IMS Health's defined benefit pension plans. The plans are cash balance pension plans under which six percent of creditable compensation plus interest is credited to the employee's retirement account on a monthly basis. The cash balance earns monthly investment credits based on the 30-year Treasury bond yield. At the time of retirement, the vested employee's account balance is actuarially converted into an annuity. The Company's cost for these plans is included in the allocation of expense from IMS Health for employee benefits plans.

10. Commitments

The Company leases office space and equipment under operating leases, which expire at various dates through the year 2010. Certain leases contain renewal provisions and generally require the Company to pay utilities, insurance, taxes and other operating expenses. Future minimum rental payments under operating leases that have initial or remaining lease terms in excess of one year as of December 31, 2004 are as follows:

2005	$ 12,010
2006	10,139
2007	6,276
2008	5,137
2009	4,187
Thereafter	2,557
Total minimum lease payments	$ 40,306

Rental expense totaled $11,560, $7,782 and $5,201 for years ended December 31, 2004, 2003 and 2002, respectively.

The Company has expanded its plans to construct additional fully-owned development centers to now include over 900,000 square feet as compared to previous plans, announced in December 2003, to add 600,000 square feet of space. The new facilities will be located in Chennai, Pune, Calcutta and Bangalore, India. The total construction expenditure related to this expanded program is estimated to be approximately $76,000, an increase of approximately $34,000, when compared to the expansion program announced in December 2003. As of December 31, 2004, the Company has entered into fixed capital commitments of $22,011 related to this India development center expansion program, of which $14,708 has been spent to date.

11. Contingencies

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the outcome of such claims and legal actions, if decided adversely, is not expected to have a material adverse effect on the Company's business, financial condition and results of operations. Additionally, many of the Company's engagements involve projects that are critical to the operations of its customers' business and provide benefits that are difficult to quantify. Any failure in a customer's computer system could result in a claim for substantial damages against the Company, regardless of the Company's responsibility for such failure. Although the Company attempts to contractually limit its liability for damages arising from negligent acts, errors, mistakes, or omissions in rendering its software development and maintenance services, there can be no assurance that the limitations of liability set forth in its contracts will be enforceable in all instances or will otherwise protect the Company from liability for damages. Although the Company has general liability insurance coverage, including coverage for errors or omissions, there

(in thousands, except share and per share data)

can be no assurance that such coverage will continue to be available on reasonable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. The successful assertion of one or more large claims against the Company that exceed available insurance coverage or changes in the Company's insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, would have a material adverse effect on the Company's business, results of operations and financial condition.

The Company entered into a Distribution Agreement, dated January 7, 2003, with IMS Health (the "Distribution Agreement"), that provides, among other things, that IMS Health and the Company will comply with, and not take any action during the relevant time period that is inconsistent with, the representations made to and relied upon by McDermott, Will & Emery in connection with rendering its opinion regarding the U.S. federal income tax consequences of the exchange offer. In addition, pursuant to the Distribution Agreement, the Company indemnified IMS Health for any tax liability to which they may be subject as a result of the exchange offer but only to the extent that such tax liability resulted solely from a breach in the representations of the Company made to and were relied upon by McDermott, Will & Emery in connection with rendering its opinion regarding the U.S. federal income tax consequences of the exchange offer. If the Company breaches any of its representations in connection with the Distribution Agreement, the related indemnification liability could be material to the Company's results of operations, financial position and cash flows.

12. Segment Information

During the fourth quarter of 2004, as a result of the completion of organizational changes, the Company changed its basis of segmentation to industry segments from geographic segments. The Company's reportable segments are: Financial Services, which includes customers providing banking/transaction processing, capital markets and insurance services; Healthcare, which includes healthcare providers and payers as well as life sciences customers; Manufacturing/Retail/ Logistics, which includes manufacturers, retailers, travel and other hospitality customers, as well as customers providing logistics services; and Other, which is an aggregation of industry segments which, individually, are less than 10% of consolidated revenues and segment operating profit. The Other reportable segment includes media, information services, telecommunications and high technology operating segments. The Company's sales managers, account executives, account managers and project teams, which were previously organized based upon geographical segments, have been realigned in accordance with the specific industries they serve.

The Company's chief operating decision maker evaluates the Company's performance and allocates resources based on segment revenues and operating profit. Segment operating profit is defined as income from operations before unallocated costs. Expenses included in segment operating profit consist principally of direct selling and delivery costs as well as a per seat charge for use of the Company's development centers. Certain expenses, such as general and administrative, and a portion of depreciation and amortization, are not specifically allocated to specific segments as management does not believe it is practical to allocate such costs to individual segments because they are not directly attributable to any specific segment. Accordingly, these expenses are separately disclosed as "unallocated" and adjusted only against the total income from operations of the Company. Additionally, management has determined that it is not practical to allocate identifiable assets, by segment, since such assets are used interchangeably among the segments.

In accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," prior periods segment disclosure has been restated to reflect industry segments for all periods presented. Revenues from external customers and segment operating profit, before unallocated expenses, for the Financial Services, Healthcare, Manufacturing/Retail/Logistics and Other reportable segments for the years ended December 31, 2004, 2003 and 2002 are as follows:

	2004	2003	2002
Revenues:			
Financial services	**$290,432**	$170,370	$ 81,404
Healthcare	**116,370**	78,420	55,434
Manufacturing/retail/logistics	**105,328**	64,064	48,788
Other	**74,543**	55,377	43,460
Total revenue	**$586,673**	$368,231	$ 229,086
Segment operating profit:			
Financial services	**$104,074**	$ 52,412	$ 27,473
Healthcare	**47,294**	31,912	22,582
Manufacturing/retail/logistics	**38,842**	24,569	21,522
Other	**30,820**	20,964	16,363
Total segment operating profit	**221,030**	129,857	87,940
Unallocated costs	**101,915**	57,545	42,742
Other[1]	**1,495**	--	--
Income from operations	**$117,620**	$ 72,312	$ 45,198

(1) Represents costs related to the wind-down of the Company's development facility in Limerick, Ireland. See Note 2. The costs associated with the closure of this facility have been disclosed separately since these costs were not allocated to a reportable segment in management's internal reporting.

(in thousands, except share and per share data)

Geographic Area Information

Revenue and long-lived assets, by geographic area, are as follows:

	North America[2]	Europe[3]	Asia[5]	Total
2004				
Revenues[1]	**$508,432**	**$ 73,707**	**$ 4,534**	**$586,673**
Long-lived assets[4]	**$ 16,105**	**$ 8,483**	**$ 87,944**	**$112,532**
2003				
Revenues[1]	$ 325,337	$ 40,160	$ 2,734	$ 368,231
Long-lived assets[4]	$ 16,880	$ 7,724	$ 54,747	$ 79,351
2002				
Revenues[1]	$ 199,605	$ 27,886	$ 1,595	$ 229,086
Long-lived assets[4]	$ 14,186	$ 3,084	$ 35,568	$ 52,838

(1) Revenues are attributed to regions based upon customer location.
(2) Substantially all relates to operations in the United States.
(3) Includes revenue from operations in United Kingdom of $61,223, $37,323 and $25,785 in 2004, 2003 and 2002, respectively.
(4) Long-lived assets include property and equipment and intangible assets, net of accumulated depreciation and amortization, respectively, and goodwill.
(5) Substantially all of these long-lived assets relate to the Company's operations in India.

One customer, JPMorgan Chase, accounted for 13.7% and 10.1% of revenues in 2004 and 2003, respectively. No third party customer accounted for revenues in excess of 10% of revenues in 2002.

13. Quarterly Financial Data (Unaudited)

Summarized quarterly results for the two years ended December 31, 2004 are as follows:

2004	Three Months Ended March 31	June 30	September 30	December 31	Full Year
Operating revenue	**$119,744**	**$138,719**	**$155,429**	**$172,781**	**$586,673**
Gross profit	**$ 54,734**	**$ 63,161**	**$ 70,844**	**$ 78,124**	**$266,863**
Income from operations	**$ 23,687**	**$ 27,790**	**$ 30,872**	**$ 35,271**	**$117,620**
Net income	**$ 19,788**	**$ 23,801**	**$ 26,052**	**$ 30,602**	**$100,243**
Basic EPS	**$ 0.15**	**$ 0.18**	**$ 0.20**	**$ 0.23**	**$ 0.77[1]**
Diluted EPS	**$ 0.14**	**$ 0.17**	**$ 0.18**	**$ 0.21**	**$ 0.70**

2003	Three Months Ended March 31	June 30	September 30	December 31	Full Year
Operating Revenue	$ 74,516	$ 87,446	$ 98,111	$108,158	$368,231
Gross Profit	$ 33,557	$ 40,247	$ 45,143	$ 49,560	$168,507
Income from Operations	$ 14,524	$ 17,128	$ 19,274	$ 21,386	$ 72,312
Net Income	$ 10,178[2]	$ 13,502	$ 15,960	$ 17,725	$ 57,365[2]
Basic EPS	$ 0.08	$ 0.11	$ 0.13	$ 0.14	$ 0.46
Diluted EPS	$ 0.07	$ 0.10	$ 0.12	$ 0.13	$ 0.42

(1) The sum of the quarterly basic EPS does not equal full year EPS due to rounding.
(2) Includes split-off costs of approximately $2,010 in the first quarter of 2003.

14. Subsequent Event (Unaudited)

On April 16, 2005, the Company acquired substantially all the assets of Fathom Solutions, LLC ("Fathom"), a U.S. based company specializing in IT consulting in the telecommunications and financial services industries, for initial consideration of approximately $19 million in cash and stock and $16 million of consideration contingent on achieving certain financial and operating targets over the two years ended April 30, 2007.

Selected Consolidated Financial Data

The following table sets forth our selected consolidated historical financial data as of the dates and for the periods indicated. Our selected consolidated financial data set forth below as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 has been derived from the audited financial statements included elsewhere herein. Our selected consolidated financial data set forth below as of December 31, 2002, 2001 and 2000 and for each of the years ended December 31, 2001 and 2000 are derived from the audited financial statements not included elsewhere herein. Our selected consolidated financial information for 2004, 2003 and 2002 should be read in conjunction with the Consolidated Financial Statements and the Notes and Management's Discussion and Analysis of Financial Condition and Results of Operations" which are included elsewhere in this Annual Report.

(in thousands, except per share data)	Year Ended December 31,				
	2004	2003	2002	2001	2000
Consolidated Statement of Operations Data:					
Revenues	**$ 586,673**	$ 365,656	$ 208,657	$ 158,969	$ 122,758
Revenues - related party	**–**	2,575	20,429	18,809	14,273
Total revenues	**586,673**	368,231	229,086	177,778	137,031
Cost of revenues	**319,810**	199,724	122,701	90,848	70,437
Gross profit	**266,863**	168,507	106,385	86,930	66,594
Selling, general and administrative expenses	**132,796**	84,259	53,345	44,942	35,959
Depreciation and amortization expense	**16,447**	11,936	7,842	6,368	4,507
Income from operations	**117,620**	72,312	45,198	35,620	26,128
Other income (expense), net:					
Interest income	**4,389**	2,128	1,808	2,501	2,649
Split-off costs	**–**	(2,010)	(1,680)	–	–
Impairment loss on investment	**–**	–	–	(1,955)	–
Other income (expense) – net	**86**	(199)	(235)	(767)	(530)
Total other income (expense)	**4,475**	(81)	(107)	(221)	2,119
Income before provision for income taxes	**122,095**	72,231	45,091	35,399	28,247
Provision for income taxes	**(21,852)**	(14,866)	(10,529)	(13,239)	(10,564)
Net income	**$ 100,243**	$ 57,365	$ 34,562	$ 22,160	$ 17,683
Basic earnings per share	**$ 0.77**	$ 0.46	$ 0.29	$ 0.19	$ 0.16
Diluted earnings per share	**$ 0.70**	$ 0.42	$ 0.27	$ 0.18	$ 0.15
Weighted average number of common shares outstanding	**130,990**	125,011	118,479	114,102	111,389
Weighted average number of common shares and stock options outstanding	**142,556**	135,814	127,387	122,226	121,533
Consolidated Statement of Financial Position Data:					
Cash and cash equivalents	**$ 293,446**	$ 194,221	$ 126,211	$ 84,977	$ 61,976
Working capital	**338,937**	220,572	134,777	96,679	61,988
Total assets	**572,745**	365,300	231,903	146,025	110,027
Due to related party	**–**	–	–	–	8
Stockholders' equity	**453,529**	274,070	165,481	98,792	66,116

Corporate Information

Directors

John Klein [1][2][3]
Chairman of the Board of
Cognizant Technology Solutions,
President and
Chief Executive Officer
Polarex, Inc.

Robert W. Howe [1][2][3]
Chairman
ADS Financial Services Solutions

Venetia Kontogouris [3]
Managing Director
Trident Capital

Robert E. Weissman [1][3]
Chairman
Shelburne Investments

Thomas M. Wendel [2][3]
Former Chief Executive Officer
Bridge Information Systems

Board Committees:
(1) Compensation Committee
(2) Audit Committee
(3) Nominating and Corporate
Governance Committee

Executive Officers

Lakshmi Narayanan
President, Chief Executive Officer
and Director

Francisco D'Souza
Chief Operating Officer

Gordon J. Coburn
Executive Vice President,
Chief Financial Officer,
Secretary and Treasurer

Ramakrishnan Chandrasekaran
Executive Vice President and
Managing Director

Transfer Agent

American Stock Transfer & Trust Co.
59 Maiden Lane
New York, NY 10038
1.800.937.5449

Independent Auditors

PricewaterhouseCoopers LLP
400 Campus Drive
Florham Park, NJ 07932

Form 10-K

The Company has filed its Annual Report on Form 10-K with the Securities and Exchange Commission. Many of the SEC's 10-K information requirements are satisfied by this 2004 Annual Report to Shareholders. However, a copy of the Form 10-K is available without charge upon request by contacting Investor Relations at the address or phone number listed below.

Common Stock Information

The Company's Class A common stock (CTSH) is listed on the Nasdaq National Market.

Trading for the Company's Class A common stock began June 19, 1998. As of April 1, 2005, there were approximately 287 holders of record of the Company's Class A common stock and 29,655 beneficial holders of the Company's Class A common stock.

The Company has never paid dividends on its Class A common stock and does not anticipate paying any cash dividends in the foreseeable future. The following table sets forth the high and low sales price for the Company's Class A common stock for the calendar periods indicated, as adjusted for the Company's 2 for 1 stock split.

Fiscal 2004	High	Low
1st Quarter	$ 28.33	$ 20.96
2nd Quarter	$ 26.34	$ 20.37
3rd Quarter	$ 30.51	$ 22.86
4th Quarter	$ 42.77	$ 30.16

Fiscal 2003	High	Low
1st Quarter	$ 12.04	$ 9.38
2nd Quarter	$ 12.60	$ 8.75
3rd Quarter	$ 20.40	$ 12.54
4th Quarter	$ 24.20	$ 18.59

Executive Offices

500 Glenpointe Centre West
Teaneck, NJ 07666
Phone: 201.801.0233
Fax: 201.801.0243

Annual Meeting

The Company's annual meeting for shareholders will be held at 10:00 am on June 14, 2005 at the Company's headquarters, 500 Glenpointe Centre West, Teaneck, New Jersey 07666

Legal Counsel

Morgan, Lewis and Bockius, LLP
502 Carnegie Center
Princeton, NJ 08540

Internet

Additional company information is available on the World Wide Web:
http://www.cognizant.com

Investor Relations

Requests for financial information should be sent to:
Gordon J. Coburn
Chief Financial Officer
Cognizant Technology Solutions
500 Glenpointe Centre West
Teaneck, NJ 07666
Phone: 201.801.0233



Cognizant Technology Solutions

World Headquarters
500 Glenpointe Centre West
Teaneck, New Jersey 07666
phone: 201.801.0233
fax: 201.801.0243
toll free: 1.888.937.3277
www.cognizant.com